Pursuant to Rule 424(b)(3)

Registration No. 333-86516

PROSPECTUS

PILOT FINANCIAL, INC.

(formerly known as R J LENDING, INC.)

370,400 shares of Common Stock

$10,000,000 Secured Promissory Notes – First Series

We are offering on a best efforts basis without any underwriting arrangements 370,400 shares of our common stock ($.01 par value) at a per share price of $5.40 and our secured promissory notes in maximum principal amount of $10,000,000. There is no present market for our common stock and secured notes. This is a self-underwritten offering being sold by John Kurz, one of our directors and officers. We have qualified to act as our own issuer-dealer under Florida law. We have not established any minimum proceeds requirement in this offering and have and will use any proceeds received in our business. Our secured notes have been and will be issued pursuant to the provisions of an Indenture and Custody Agreement and have maturities of 18, 36 and 60 months and annual interest rates of 6.00%, 7.00% and 8.00%, respectively. We reserve the right to avoid over concentration in any secured note maturity. This Prospectus is a part of a post-effective amendment to the registration statement relating to our common stock and secured notes which became effective February 14, 2003. This prospectus extends the offering period for our common stock to February 13, 2005 and our secured notes to December 31, 2005 (unless earlier terminated) and provides current financial and other information concerning our business operations. Effective November 21, 2003, we changed our name to Pilot Financial, Inc.

An investment in our common stock and secured notes is subject to risks. You should carefully consider the risk factors and other information set forth in this Prospectus before you decide to purchase either our common stock or our secured notes, or both. See “ Risk Factors” beginning on page 8.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The table below reflects anticipated proceeds if all of the common stock and secured notes are sold. We will retain all proceeds; there is no minimum requirement. We have received gross proceeds of $727,875 from the sale of our secured notes as of November 30, 2003. We have not sold any common stock.

	Price to Public	Underwriting Commissions	Proceeds to Us
Per common share	$ 5.40	—	$ 5.40
Upon sale of 370,400 shares	2,000,160	—	2,000,160
Per Secured Note	1,000	—	1,000
Upon sale of all Secured Notes	10,000,000	—	10,000,000
Total proceeds	12,000,160	—	12,000,160

Interested investors may contact us at our headquarters, 1717 Second Street, Suite D, Sarasota, Florida 34236, attention John Kurz, Executive Vice President. Our telephone number is 941/364-9915.

March 3, 2004

SUMMARY

This summary highlights certain information about us, our business and this offering of our common stock and secured notes. Investors should understand that this Prospectus section does not contain all of the information that you may need in order to make a decision whether to invest in our common stock or our secured notes or both. In that regard, you should carefully read the entire Prospectus.

R J Lending, Inc. now known as Pilot Financial, Inc.

From our offices in Sarasota, Florida we engage in an asset based lending business involving loans usually secured by first or second liens encumbering real property. Such real property is usually residential in character, although commercial real property may sometimes be involved. The real property acting as collateral for our loans may be located in any state, but there is a concentration in the southwest coast of Florida. Our lending activity involves loan origination and the purchase, holding and sale of loans originated by other lenders. We also sell loans which we have originated.

We are conducting this public offering of our common stock and secured notes in order to reduce our reliance on private sources of the capital which we need to conduct our lending business, as well as our use of bank lines of credit. Presently the loan demand which we are experiencing exceeds our supply of available capital. Such has been the case since we commenced our lending business.

We will continue to conduct our lending business during the conduct of this offering. We have not established any minimum amount of proceeds which we must receive in this offering and we will utilize in our business any and all proceeds which we receive as a result of the sale of our common stock and secured notes. We have received gross proceeds of $727,875 from the sale of our secured notes as of November 30, 2003. We have not sold any common stock.

We commenced our business in October 1999 as a Florida limited liability company. We converted into our present corporate form effective February 1, 2002, at which time the former managing members of the limited liability company became our board of directors and our executive officers. These persons are Ronald Shenkin, who serves as a director and is President (Chief Executive Officer) and Treasurer (Chief Financial Officer) and John Kurz, who serves as a director and as Executive Vice President and Secretary. Messrs. Shenkin and Kurz have each been issued 370,400 shares of our common stock, which are the only shares of our common stock presently outstanding. Mr. Shenkin has also been issued 22,592 shares of our first series preferred stock, par value $.01 per share. On November 21, 2003 we changed our corporate name to Pilot Financial, Inc.

The Offering

This is a self-underwritten offering. We are offering our common stock and the secured notes solely by means of this Prospectus as our own issuer-dealer and without the services of any underwriter. In that regard, we have qualified, pursuant to the provisions of Florida law, to act as our own issuer-dealer in connection with the conduct of the public offering of our common stock and the secured notes in Florida. We may duplicate this process in other states in order to permit the public offering of our common stock and secured notes in states in addition to Florida. We may also receive assistance from various securities broker-dealers in connection with the sale of our common stock and the secured notes and may pay commissions to such assisting securities broker-dealers. Our plan for the public offer and sale of our common stock and secured notes is set forth in the Prospectus section captioned “PLAN OF DISTRIBUTION”, page 58.

The offering of our common stock will terminate on February 13, 2005. The offering of our secured notes will conclude on December 31, 2005. Such offerings will be earlier terminated if we sell all 370,400 shares of our common stock and all $10 million of our secured notes prior to the indicated dates.

We are offering a maximum of 370,400 shares of our common stock at the per share offering price of $5.40. The minimum subscription to shares which we will accept is to 500 shares for a subscription obligation of $2,700.

Our secured notes are being offered in minimum principal denominations of $1,000, regardless of maturity subscribed. The minimum secured note subscription amount which we will accept is $10,000. The aggregate principal amount which we may sell in this offering is $10,000,000 of secured notes, reduced by the outstanding principal amount of our other debt securities which are outstanding during the 36 month period commencing from the sale of the first secured note. This limitation is imposed as a result of the secured note Indenture and Custody Agreement not being qualified under the Trust Indenture Act of 1939.

Our secured notes will be issued and administered pursuant to an Indenture and Custody Agreement existing between us and Levin, Tannenbaum, Wolff, Band, Gates & Pugh, P.A. as Trustee. As indicated earlier in this SUMMARY we make loans primarily secured by first and second liens on real property. These loans, as outstanding from time to time, constitute our loan portfolio. Each loan contained in our portfolio has been made and is governed by loan documents consisting of a promissory note and the documents creating the lien on the collateral property. We are required to deliver all loan documents constituting our loan portfolio within the five business day period specified in the Indenture as to new loans or existing loans. The Indenture imposes and maintains a lien on the loans represented by the loan documents we are required to deliver under the Indenture. Such lien will be perfected under the Uniform Commercial Code as enacted in Florida. The loans will act as the collateral for the obligation (interest and principal) of our secured notes and if we default on our secured notes, the Trustee may utilize such portfolio loans to satisfy, in whole or in part, the unpaid secured note obligation. In the event that we default with respect to our principal and interest obligations under the secured notes, such loans will be available to the Trustee in order to cure such default and to pay the unpaid principal and interest obligation then outstanding.

As indicated in the Prospectus section captioned “RISK FACTORS”, the then value of the loans contained in our portfolio may not be adequate to accomplish the full payoff of the secured note obligation and only a partial or minimal payoff may occur.

We have not established any minimum accumulation requirement or escrow arrangements in connection with this offering of our common stock and secured notes. This means that we will use any and all proceeds we receive from the sale of our common stock and/or our secured notes and we are not required to attain any minimum proceeds amount before committing the proceeds to our lending business. To the extent that we only receive minimal proceeds from the public offer and sale of our common stock and secured notes, our ability to enhance our lending business will be curtailed.

As the offering of our common stock and secured notes is conducted, we may supplement this Prospectus one or more times in order to provide current information about the offering and our business.

The administration of the public offer and sale of our common stock and secured notes will be carried out by John Kurz, a member of our Board of Directors and our Executive Vice President. Mr. Kurz may be assisted by various of our administrative employees. Mr. Kurz and such employees will not be separately compensated as a result of the administration of the public offer and sale of our common stock and secured notes. Mr. Kurz and Mr. Shenkin are otherwise compensated by us, however.

In order to facilitate the creation and existence of a public market for our common stock we will, if a sufficient number of shares of our common stock are sold to the public or if required by law, effect the registration of our common stock pursuant to the provisions of the Securities Exchange Act of 1934, as amended, which is the Federal statute which governs, among other things, the obligation on our part to file the periodic and annual reports with the SEC and which also requires us to comply with the proxy solicitation rules of the SEC when we convene special or annual meetings of our shareholders. We have filed such periodic reports commencing with the fiscal quarter ended June 30, 2003. Such reports are available at the SEC website which is www.sec.gov. Our CIK number is 0001171211.

If our common stock becomes publicly traded, share bid and ask prices most likely will be published through the OTC Bulletin Board which is not a stock exchange but a facility for publishing over-the-counter bid and ask share price information.

SELECTED FINANCIAL DATA

Presented below is selected financial data reflecting the financial condition and results of operations of the predecessor limited liability company for the fiscal year ended December 31, 2001 and our first fiscal year ended December 31, 2002. The predecessor limited liability company was known as R & J Warehouse Lending, LLC.

Also presented below is certain selected financial data which reflects our financial condition and results of operations for the nine month periods ended September 30, 2003 and 2002.

If you are considering a purchase of our common stock or secured notes, or both, you should understand that the financial data presented below is not necessarily indicative of the results of our future operations or the actual results had we utilized the corporate form from the time of inception of our predecessor limited liability company.

R & J Warehouse Lending, LLC

(fiscal year ended December 31, 2001)

Pilot Financial, Inc. f/k/a R J Lending, Inc.

(fiscal year ended December 31, 2002)

	Fiscal Years ended December 31,
	2002	2001
Statement of Income Data:
Mortgage Interest and fees	$525,210	$351,622
Other Revenue	617	6,767
Expenses	487,614	263,830
Net Income	28,739	94,559
Balance Sheet Data:
Total Assets	$3,310,752	$2,509,826
Total Liabilities	2,830,873	2,009,826
Stockholders’ Equity/Members’ Equity	479,879	500,000

Pilot Financial, Inc.

f/k/a R J Lending, Inc.

Unaudited Selected Financial Data

	Period Ended September 30,
	2003	2002
Income Statement Data:
Mortgage Interest and fees	$418,866	$374,155
Expenses	523,346	335,822
Benefit (Provision) for Income Taxes	5,500	(7,308)
Net Income(1)	(98,980)	31,025
Net Income per Share(2)	(0.20)	(0.02)

Nine Months Ended September 30, 2003
Balance Sheet Data
Total Assets	$3,753,889
Total Liabilities and Debt	3,421,590
Stockholders’ Equity	332,299

(1)	Prior to any adjustment for accrued preferred stock dividends in the amount of $48,600 and $47,700 payable with respect to outstanding first and second series preferred stock and based upon 763,392 shares of first and second series preferred stock being outstanding.

(2)	After adjustment for preferred stock dividends of $48,600 and $47,700 and based upon 740,800 shares of common stock outstanding.

OUR SECURED NOTES ARE NOT INSURED DEPOSIT ACCOUNTS.

How to Contact us

To effect an investment in our common stock and/or our secured notes or if you have questions concerning this offering you should contact us at our Sarasota Florida, telephone number 941/364-9915, or FAX us at our facsimile number which is 941/362-9167. Also you may write to us at our Sarasota, Florida offices which are located at 1717 Second Street, Suite D, Sarasota, Florida 34236. Our e-mail address is rj@rjlending.com.

END OF SUMMARY

RISK FACTORS

In purchasing our common stock and/or secured notes, you assume the risk of owning a security that you cannot readily resell.

A public market for our common stock and secured notes does not exist and while our common stock and secured notes will be salable without restriction from the standpoint of the Federal and Florida securities laws, public trading markets for such securities, particularly our secured notes, may not come into being. This means you may be required to hold our common stock for an indefinite period and our secured notes to their stated maturity.

In order for our common stock to be publicly traded, we must attract the initial and continuing interest of securities brokers that will act as market makers for our common stock and publish quotations of bid-ask prices. We may not be able to accomplish this for various reasons, including inadequate performance on our part from the standpoint of revenues and earnings and an insufficient number of shares of our common stock in the “public float.” We will endeavor to facilitate a public market for our common stock by becoming a reporting company under the Securities Exchange Act of 1934 either by registering our common stock under such Act or by voluntarily filing the periodic and annual reports required by such Act. (We have filed the periodic quarterly reports through September 30, 2003.). This will permit our common stock to be traded in the over-the-counter market utilizing the OTC Bulletin Board. The OTC Bulletin Board is not a stock exchange but a quotation service for equity securities traded over the counter which is regulated by the NASD. Accomplishment of these steps, however, still will not assure the creation of a viable public market for our common stock and any public market that does come into existence may be sporadic and subject to wide market price fluctuation. Also, our common stock may be thinly traded in any such market.

In any market that exists for our common stock, our stock could trade at a price of $5 or below, causing our common stock to be designated as a “penny stock” under SEC Rules. Broker-dealers desiring to effect market transactions will be required to comply with SEC Rule-mandated pre-transaction risk disclosures to interested purchasers. This could reduce or eliminate the interest of potential market makers for our common stock or the willingness of other broker-dealers to facilitate market transactions in our common stock.

The ability to sell our secured notes in any after market may be enhanced by the existence of a credit enhancement such as a letter of credit or a rating afforded to the secured notes by a recognized rating agency, such as Moody’s and/or Standard & Poors. The secured notes do not incorporate any credit enhancement or any rating.

The $5.40 per share cash offering price that investors will pay in this offering is significantly greater than the effective per share cash price paid or to be paid by our present stockholders.

Our present directors and officers (Ronald R. Shenkin and John Kurz) did not pay any cash consideration for their 740,800 shares of common stock. The holders of our outstanding 740,800 shares of second series preferred stock may convert all of such preferred shares into an equal number of shares of common stock . Such holders will pay a per share price for such common stock issued upon conversion of $.6749.

The percentage of outstanding common stock ownership to be vested in the public purchasers will be diluted as a result of the conversion of our outstanding 740,800 shares of second series preferred stock into a like number of shares of common stock.

The percentage of common stock ownership to be vested in the public investors and the dilution of such percentage of ownership as a result of preferred stock conversion will depend on the number of shares of common stock sold to the public. This is illustrated below.

	Percentage of common stock ownership to be vested in public investors
Amount of common stock sold to public	Prior to Conver- sion of Second Series Preferred Stock	After Full Con- version of Second Series Preferred Stock
37,040 shares	4.76%	2.44%
185,200 shares	20.00	11.11
277,800 shares	27.27	15.79
370,400 shares	33.33	20.00

Also, the conversion of our second series preferred stock into as much as 740,800 shares of common stock could cause the market price of our common stock (if any) to decrease substantially even if our business is doing well since such common stock issued upon conversion will be eligible for sale into any market one year after such conversion, or, possibly, at an earlier period of time if the registration rights attributed to our second series preferred stock became applicable.

Since we are offering our common stock and secured notes on a self underwritten, best efforts basis, we may not receive a significant amount of offering proceeds. As of November 30, 2003, we have received $727,875 as a result of the sale of our secured notes. We have not sold any common stock. If the proceeds received in this offering are minimal, we will continue to be required to rely on our present source of funds to fund our loans. This will increase our cost of funds, thereby reducing the profitability of our loan portfolio. Also, our present source of funds is not capable of being significantly increased in amount. Accordingly, under these circumstances, we will not be able to increase our lending capability or our lending capability may even contract, also adversely affecting our profitability.

Our present source of funds are constituted by bank lines of credit which are made available to us through certain of our holders of our second series preferred stock and other non-affiliated persons. We also have credit arrangements with such holders of our second series preferred stock and non-affiliated persons. At September 30, 2003, we had outstanding bank lines of credit in principal amount of $487,081 and we had outstanding promissory notes in principal amount of $2,019,277. The bank lines of credit are available to us for 12 month periods with annual renewals permitted if agreeable to the bank and involve an average interest rate 80 basis points in excess of the prime rate, as charged by the First National Bank of Florida (presently 5.5%). The notes held by certain of the holders of our second series preferred stock and others involve six month maturities and may be renewed at the option of the note holder. These notes involve annual interest rates ranging from 10% to 10.25%

The present cost of our private sources of funds exceeds the interest costs which we will experience on our secured notes which are, 6.00%, 7.00% and 8.00%, respectively, for the 18, 36 and 60 month terms to maturity of such secured notes. These interest rates are less than the interest rates we are now paying on the promissory notes held by certain of the holders of our outstanding second series preferred stock and others. Also, the terms to maturity of the secured notes are longer than our existing sources of funds, thereby permitting our use of such funds over a longer period of time.

While the rate of interest paid with respect to our bank lines, presently 5.5%, compares favorably to the interest rates payable on our secured notes, the bank line interest rate is subject to being increased by action of First National Bank of Florida. Such is reasonably expected to happen since interest rates are presently at historic lows and we do not expect interest rates charged by banks and other lenders, to remain at their present levels. Rate increases may occur in the near future time.

Ronald R. Shenkin and John Kurz, who are our directors and executive officers, together own voting securities of Pilot Financial which vest in them 50.7% of the voting power of Pilot Financial. If Messrs. Shenkin and Kurz vote in unison on matters submitted for shareholder vote at the present time, they will be able to determine the outcome of any such vote and the other holders of our outstanding voting securities, including purchasers of our common stock in this offering, will not be able to alter such vote results.

The arithmetical voting control presently vested in Messrs. Shenkin and Kurz (assuming they vote in unison on matters submitted for shareholder vote which is expected) will only be eliminated if we sell approximately 53,700 or more shares of our common stock in this offering or the 22,592 shares of voting first series preferred stock owned by Ronald R. Shenkin are redeemed by us. We have sold no common stock. The terms of issuance of such first series preferred stock do not provide for redemption and any such redemption can only occur as a result of mutual agreement between Mr. Shenkin and us.

Our executive management is comprised of Ronald R. Shenkin (President and Chief Executive Officer, Treasurer and Chief Financial Officer) and John Kurz (Executive Vice President and Secretary). We have no other management personnel. If the services of either Mr. Shenkin or Mr. Kurz are lost to us, our ability to conduct our lending business will be severely hampered. If the services of both Mr. Shenkin and Mr. Kurz are lost to us, we would be unable to conduct our lending business.

The services of Messrs. Shenkin and Kurz are critical to our ability to source funds with which to make loans and in attracting potential borrowers. While we have administrative personnel, these administrative personnel are not proficient in these processes.

Since we are a small company with a short operating history, we have not developed any plan of management succession providing for the replacement of Mr. Shenkin or Mr. Kurz, nor do we maintain key man life insurance policies insuring the lives of Mr. Shenkin or Mr. Kurz.

If the services of both Mr. Shenkin and Mr. Kurz are lost to us, we most likely would be required to cease the origination and funding of new loans and attempt to make arrangements for the orderly liquidation of our loan portfolio. Such circumstances will reduce or eliminate our ability to repay the interest and principal obligation of the secured notes when due or at any time.

We may not experience sufficient cash flow in order to meet the periodic interest payments which become due on outstanding secured notes or to pay the principal of such secured notes when due.

Our cash flow is and will be derived from our receipt of the principal and interest payments made by borrowers and other obligors under the loans contained in our loan portfolio from time to time. We also realize cash flow from loan fees. Cash with which to meet the secured note principal and interest obligation of the secured notes may be available to us from presently available sources of credit (bank lines of credit and private sources of credit constituted primarily by the holders of our outstanding secured series preferred stock).

Such cash flow will be materially reduced if we experience a large amount of portfolio loan payment default. Also, if our lines of credit are fully utilized, reduced as to available amount or terminated, this source of cash will be reduced as to amount available to us or not available at all. We could also experience a combination of such circumstances.

At November 30, 2003 our annualized interest obligation with respect to our bank lines, unpaid promissory notes and secured notes sold is $265,165.

The collateral for the principal and interest obligation of the secured notes will be the loans contained in our loan portfolio as such exists during the time until the secured notes are fully paid. If we default on the secured notes, the value of such collateral may not be adequate to repay the principal and interest obligation of our secured notes which are then unpaid.

All loans that we make are secured, usually by real estate. In making such loans, we must properly evaluate the collateral value of such real estate in order to assure that the collateral real estate has a market value which is appropriate to the loan amount. Accordingly, the value of the collateral underlying our loans is critical to the security which acts as the collateral to the principal and interest obligation of our secured notes.

If we default in the payment of our outstanding secured notes, the Indenture Trustee and/or the secured note holders are empowered to initiate action to cure such default, which action may include the liquidation of our loan portfolio and the utilization of such liquidation proceeds to pay off (fully or in part) the secured notes. Such liquidation proceeds may be inadequate to accomplish full pay off of the secured notes and only a partial or minimal payoff may occur.

Such most likely will be the case since a liquidation sale or disposition of our loan portfolio would result in proceeds significantly less than the then aggregate loan portfolio principal balance since the performance of our loan portfolio at the time of such liquidation could be marginal and the primary underlying reason of our payment default on outstanding secured notes.

[THE BALANCE OF THIS PAGE INTENTIONALLY LEFT BLANK]

Since commencing our lending business and until the nine month period ended September 30, 2003, we were substantially dependent in the making of loans on the loan referrals made to us from four sources. During the past 12 months, we have endeavored to reduce our reliance on such four sources of loan referrals and the resulting loans. While our reliance on the loan referrals from franchisees of HomeVestors of America, Inc., Tager Properties, First Home Florida Pasco., Inc. and Sharp Properties has been substantially eliminated, our loan portfolio at September 30, 2003 continues to be substantially constituted by loans made by us to four principal borrowers. The extent of our reliance on the four sources of loan referrals and the amount of loans resulting therefrom at September 30, 2002 is set forth below as is the percentage of our loan portfolio at September 30, 2003 as represented by loans made by us to four borrowers.

Total amount of loans at September 30, 2002	$2,538,366	100.0%
Amount of loans resulting from referrals from:
Franchisees of HomeVestors	$842,350	33.0%
Tager Properties	537,000	21.0
First Home Florida Pasco, Inc.	345,000	14.0
Sharp Properties	205,120	8.0

Totals	$1,929,470	76.0%

The total amount reflected above, $2,538,366, is without adjustment for unfunded reserves (Loan funds yet disbursed) in the amount of $54,350.

Total amount of loans at September 30, 2003	$2,741,021	100.0%
Amount of loans made by us to four largest borrowers:
Innovative Properties	$500,200	18.0%
South Sun Holdings	239,300	9.0
IMAG Properties	221,760	8.0
Christina Currier	211,124	8.0

	$1,172,384	43.0%

The total amount reflected above ($2,638,398) is without adjustment for unfunded reserves (loan funds yet disbursed) in the amount of $102,078.

Our secured notes are being issued pursuant to an Indenture and Custody Agreement but such Indenture is not a qualified indenture under the Trust Indenture Act of 1939. The absence of such qualification means certain protective measures provided by the Act will not be afforded to our secured note holders.

While the secured note Indenture and Custody Agreement provides certain of the provisions found in a qualified indenture, it does not mandatorily require that the Trustee undertake remedial action if we default in the payment of the principal and interest obligation of our secured notes or default with respect to our other obligations under the Indenture, which default includes becoming subject to proceedings under the Federal Bankruptcy Act, failing to provide required reports to the Trustee and failure to maintain the required collateral securing the obligation of our secured notes.

The absence of such provisions may require secured note holders to initiate and prosecute individual actions against us if we fail to pay the principal and interest obligation of such holder’s secured note on a timely basis.

Also, the Trust Indenture Act contains provisions to assure the independence of an indenture trustee. The secured note Indenture is not required to comply with such provisions due to an exemption provided by the Trust Indenture Act. The trustee under the secured note Indenture is a Sarasota, Florida law firm, Levin, Tannenbaum, Wolff, Band, Gates & Pugh, P.A. We use such firm on a regular basis for legal services relating to our lending business. Our Indenture Trustee does not meet the independence requirements set forth in the Trust Indenture Act. As a result, the secured note Indenture Trustee is not required to maintain the degree of independence from us as required by the Trust Indenture Act and because of the Trustee’s attorney-client relationship with us, the Trustee may find itself in conflict situations where the interests of the secured note holders and Pilot Financial are adverse. Under such circumstances, the Trustee most likely will resign and Pilot Financial will be required to seek a successor Indenture Trustee. A successor Trustee may not be available.

If we are successful in this secured note offering, we may decide to sell additional debt securities to the public. If we sell additional debt securities, we will be required to generate increased cash flow in order to meet our obligations under our then outstanding secured notes, bank lines and private sources of credit, if any, and the newly sold debt securities. If we sell additional debt securities, our ability to meet the interest and principal obligation of secured notes outstanding could be reduced.

If we sell additional debt securities to the public, the obligation of new debt securities most likely will incorporate the same or similar terms as afforded to our secured notes. Consequently, we will be required to

•	promptly utilize such new debt proceeds in making new, properly underwritten portfolio loans;

•	generate sufficient, immediate cash flow from such new portfolio loans in order to meet the principal and interest obligation of such new debt securities; and

•	continue to assure the performance of the portfolio loans which act as the source of cash flow to meet the obligation of our secured notes then outstanding, as well as the collateral value thereof which acts as the underlying securities for the secured notes.

CERTAIN MATTERS RELATING TO OUR COMMON STOCK

Offering Price

There is no public market for our common stock and we cannot assure that a public market will ever exist.

The public offering price of our common stock of $5.40 per share has been established by our board of directors and takes into account the board’s assessment of our present and future prospects. The public offering price of $5.40 per share does not relate to book value or our earnings.

Our outstanding common stock (740,800 shares) is presently owned of record and beneficially by Ronald R. Shenkin and John Kurz. Mr. Shenkin is the sole record and beneficial owner of our outstanding first series preferred stock (22,592 shares). Our outstanding second series preferred stock (740,800 shares) is owned of record and beneficially by seven holders.

Our common stock may be designated as a “penny stock” under SEC Rules. Such designation will require that securities broker-dealers desiring to effect after market transactions in our common stock follow Rule-mandated pre-transaction disclosures to potential purchasers primarily relating to the risks inherent in the ownership of penny stocks. The Rule also mandates additional record keeping and retention requirements relating to penny stock transactions.

The penny stock Rules of the SEC apply to low priced securities trading at a per share price of $5 or less.

Dividend Policy

In order to pay cash dividends on our outstanding capital stock, we will be required to experience sufficient cash flow and net income from our lending business.

Our available cash, regardless of the earnings we experience, if any, must first be utilized to meet the interest and principal obligation of our outstanding secured notes and our other outstanding indebtedness expected to consist of available bank lines of credit and unsecured notes payable as explained in the Prospectus section captioned “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS”, page 19.

After meeting such obligations and if we experience net income and have sufficient available cash we are obligated to pay the dividend preference amounts attributable to our outstanding first and second series preferred stock.

Each share of our first and second series preferred stock has a preference dividend entitlement requiring that we pay for each of our fiscal years a per share cash dividend of $.16 with respect to our 22,592 shares of first series preferred stock outstanding and $.08 per share with respect to our 740,800 shares of our second series of preferred stock outstanding, presently an annual amount of $63,600. The dividend entitlement attributable to our first and second series preferred stock is equal as between such series and preferential to the dividend entitlement attributable to our outstanding common stock. Such first and second series preferred stock dividend entitlement is also cumulative which means that to the extent that such dividend entitlement is not paid for any fiscal year, the unpaid portion cumulates and is carried forward to subsequent fiscal years until paid.

Such preference and cumulative features mean that the cash dividend entitlement of the first and second series preferred stock, together with any amount of dividends cumulated but unpaid with respect to prior fiscal years be paid utilizing available and net earnings cash before we can pay cash dividends with respect to our outstanding common stock. Also, our first and second series preferred stock will participate on a share for share basis with our outstanding common stock with respect to cash dividends declared and paid after meeting the dividend obligation attributable to our first and second series preferred stock.

It is our policy to declare and pay cash dividends on our outstanding common stock after we meet our obligations arising from our outstanding secured notes, other indebtedness and our fist and second series preferred stock if we have available cash and available net income. The determination whether to declare and pay a cash dividend on our outstanding common stock and the amount of remaining net income represented by any such dividend will be determined by our board of directors.

Florida corporate law also places limitations on our ability to make distributions to our shareholders which, in summary, preclude distributions to corporate shareholders if the making of such will preclude the corporation’s ability to pay its debts as they become due in the normal course of business or cause the corporation’s total assets to be less than its total liabilities including amounts needed to satisfy any preferential liquidation distribution rights.

Price Paid and to be Paid for our Common Stock

As of September 30, 2003, we reflected a stockholders’ equity of $332,299. On such date, 740,800 shares of our common stock were outstanding and held 50% by Ronald R. Shenkin and 50% by John Kurz. Messrs. Shenkin and Kurz were issued such common stock in connection with our reorganization from limited liability company form to corporate form. Messrs. Shenkin and Kurz did not pay any cash consideration for such common stock. In addition to the common stock issued to him, Ronald R. Shenkin has also been issued 22,592 shares of our first series preferred stock. Such first series preferred stock was issued to Mr. Shenkin in recognition of the forgiveness by Mr. Shenkin of indebtedness owing by us to him in the amount of $30,000. Accordingly, the effective per share price paid by Mr. Shenkin for such first series preferred stock was $1.33 per share. Such first series preferred stock is not convertible into our common stock, but does have a liquidation preference as described subsequently in this Prospectus. The members of our predecessor limited liability company, other than Messrs. Shenkin and Kurz, contributed $500,000 in cash to the capital of our predecessor limited liability company. Such capital contributions are now utilized by us and such former members of our limited liability company have been issued an aggregate 740,800 shares of our second series preferred stock constituting an effective per share price paid by such former members of $.6749. Each share of such second series preferred stock is convertible into one share of our common stock without further consideration. Accordingly, holders of our second series preferred stock will pay an effective per share price for our common stock issued upon conversion of $.6749. Purchasers of our common stock in this public offering will purchase at the rate of $5.40 per share.

Dilution

Purchasers of our common stock will sustain dilution in terms of net tangible book value per share as such will exist if we complete the public sale of our common stock in comparison to the $5.40 per share offering price of our common stock.

In preparing the dilution table presented below, we have

•	adjusted downward our stockholders’ equity at September 30, 2003 to $302,299 in order to remove the $30,000 contribution to our stockholders’ equity represented by the 22,592 shares of first series preferred stock, and

•	reduced the number of shares of our capital stock to be outstanding on a pro forma basis as presented in the table by the 22,592 shares of first series preferred stock.

We made these adjustments since the first series preferred stock is not convertible into our common stock at any time. In the table, we have treated our outstanding 740,800 shares of our second series preferred stock as equivalent to our common stock since such second series preferred stock may be converted into 740,800 shares of common stock at any time at the effective per share price of $.6749.

Based on these adjustments, we had a stockholders’ equity at September 30, 2003 of $302,299 and 1,481,600 shares of second series preferred stock and common stock outstanding, each share having an adjusted net tangible book value of $.20 per share.

Since we are offering our common stock as our own issuer-dealer without the services of any underwriter, the number of shares of common stock that we sell to the public may range from zero to 370,400 shares. (At November 30, 2003 we had not sold any shares of our common stock.) Accordingly, the table presented below reflects the dilution that purchasers in this public offering will sustain if we sell 370,400 shares or an amount of shares less than 370,400:

	Upon the sale of
	37,040	185,200	277,800	370,400
	shares	shares	shares	shares
	(10%)	(50%)	(75%)	(100%)
Net tangible book value per share	$.33	$.78	$1.02	$1.24
Price per share paid by public investors	5.40	5.40	5.40	5.40
Increase in per share book value as a result of sale of percentage of shares indicated	.13	.58	.82	1.04
Dilution per share sustained by public	5.07	4.62	4.38	4.16
Percentage of dilution from $5.40 per share offering price	93.88%	85.55%	81.11%	77.03%
Percentage of outstanding second series preferred and common shares owned by public	2.44	11.11	15.79	20.00
Aggregate cash price paid by public for percentage of ownership	$200,016	$1,000,080	$1,500,120	$2,000,160
Percentage of outstanding second series preferred and common shares owned by –
Ronald R. Shenkin	24.39%	22.22%	21.05%	20.00%
John Kurz	24.39	22.22	21.05	20.00
Holders of second series preferred stock	48.78	44.44	42.10	40.00

	Upon the sale of
	37,040	185,200	277,800	370,400
	shares	shares	shares	shares
	(10%)	(50%)	(75%)	(100%)

Aggregate cash price paid by –
Ronald R. Shenkin for percentage of ownership	none	none	none	none
John Kurz	none	none	none	none
Holders of second series preferred stock	$500,000	$500,000	$500,000	$500,000

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

In General

Effective February 1, 2002, we continued the lending business previously conducted by our predecessor limited liability company, R & J Warehouse Lending, LLC. We were formed under Florida corporate law in January 2002 and changed our corporate name from R J Lending, Inc. to Pilot Financial, Inc. in November 2003.

In our lending operations, we have generally made loans of relatively short duration secured by first or second liens which encumber collateral real estate. While our business has been somewhat concentrated to the southwest coast of Florida, we have made loans and have portfolio loans outstanding secured by properties located in other geographic locations.

How we Account for the Loans in our Portfolio

Set forth in this Prospectus section is information concerning our loan portfolio and statistical data relating thereto. Such information reflects the value attributable to the loans constituting our loan portfolio at December 31, 2001 and 2002 and at September 30, 2003 with comparative loan portfolio information at September 30, 2002.

In our lending business, we originate loans and purchase loans which have been originated by others. This activity is explained in more detail in the Prospectus section captioned “BUSINESS” beginning on page 30. In our financial statements, loans originated by us are valued at the unpaid principal balance. Purchased loans are valued at our cost of acquisition less principal payments received. In our financial statements we separately categorize the current and long-term portions of our portfolio loans. We also deduct from such portfolio loan amounts any unfunded reserves (the amount of any loan committed by us but which is yet to be disbursed) and appropriate loss reserves.

The financial statements included with this Prospectus reflect the following with respect to our loan portfolio balances:

	September 30,	December 31,
	2003	2002	2001
	(unaudited)
Loans
Current portion net of
Unfunded reserves and loss reserves	$2,445,899	$2,446,820	$2,049,224
Long-term portion net of
Loss reserves	193,044	222,866	307,078

	$2,638,943	$2,669,686	$2,356,302

Certain of the financial and statistical data presented in this Prospectus section and in “BUSINESS” beginning on page 29 utilizes loan principal balances without taking into account whether such loans were originated by us or purchased and without adjustment for unfunded reserves or any loss reserves. Where such treatment is utilized in such financial and statistical data, it is noted.

Conversion from Limited Liability Form to Corporate Form

Our conversion from a closely held Florida limited liability company to a Florida corporation, the debt and equity securities of which are intended to be held by the public by virtue of this offering, will result in material changes.

As a limited liability company, we were a “pass through” entity pursuant to the provisions of the Internal Revenue Code of 1986, as amended. As such, federal income tax consequences, while determined at limited liability company level, were imputed to the holders of our outstanding member interest in accordance with each member’s entitlement to the income, gains and losses as determined for federal income tax reporting purposes and allocated pursuant to the provisions of the limited liability company operating agreement. Resulting tax, if any, was imposed on our members and took into account each member’s individual tax circumstances as determined by each member.

As a corporate entity, our income will be subject to federal corporate income tax at applicable rates (expected to be 15%). As a corporation subject to federal corporate income tax, we will be required to accrue all items of income for each tax reporting period (the fiscal years beginning with the fiscal year ending December 31, 2002) from which we may deduct our accrued operating expenses, including interest accrued on our then outstanding secured notes. Dividends declared with respect to our then outstanding first and second series preferred stock and our common stock are not deductible expenses for tax calculation purposes. After taking into account any applicable credits, loss carry forward and other adjustments to our net income, such will be subject to tax at the applicable Code rate. We will also be subject to Florida corporate income tax at an effective rate of 5.5%. Provisions for such tax will then be made reducing net income available for dividend and other purposes.

Also, as a limited liability company, we did not compensate our management by way of salary and bonus. As a limited liability company, our managing member, R & J One of Sarasota, Inc, was compensated by way of profit distributions, loan origination fees and compensation based upon our return on our loan portfolio. As a corporation, we compensate our management, including our executive officers, by way of salaries and possibly bonus compensation. Salaries and bonus compensation is a deductible expense in determining our net income subject to tax.

R&J Warehouse Lending, LLC – Pilot Financial, Inc. Results of Operations, Fiscal Years Ended December 31, 2001 and 2002

For the fiscal year ended December 31, 2001, R & J Warehouse Lending, L.L.C. earned mortgage interest and fees of $358,389 compared to $525,827 which was earned by Pilot Financial, Inc. for the fiscal year ended December 31, 2002, an increase of $167,438. We recognize loan fee revenue when loans are funded. We generally hold the related loans for a very short period of time. We believe that recognizing the loan fee revenue at the time the loans are funded approximates the revenue that would be recognized if the loan fees were capitalized and amortized into revenue. As we make more loans, we will evaluate the holding period of the loans and determine if a change in our revenue recognition policy is required. Such revenue growth was due to our increased investments in mortgage loan obligations occurring during the fiscal year ended December 31, 2002. Such increase in our loan portfolio was funded by borrowed capital evidenced by our increased liabilities of $2,781,358.

At December 31, 2002, loans of $2,669,686 were reflected compared to $2,356,302 at December 31, 2001 net of unfunded and loss reserves. This is an increase of $313,384. Our loan demand has consistently exceeded our supply of loan funds since our inception and during the fiscal year ended December 31, 2002 increased as a result of a greater awareness of the loan services which we offer on the part of our potential borrower base. As our source of funds increased during the fiscal year ended December 31, 2002, we were able to fund a greater number of loans. Our source of funds is explained in Liquidity and Capital Resources below.

Our income during both of such fiscal years was comprised primarily of mortgage interest and fees and for the fiscal year ended December 31, 2002 reflected the indicated increase. Other revenue for such fiscal years declined somewhat, being $617 for fiscal year ended December 31, 2002 compared to $6,767 for the fiscal year ended December 31, 2001.

Our operating expenses increased significantly for the fiscal year ended December 31, 2002 being $487,614 compared to $263,830 for the fiscal year ended December 31, 2001. This resulted from increases in general administrative expenses which were $52,706 for the fiscal year ended December 31, 2002 compared to $34,189 for the fiscal year ended December 31, 2001. Our interest expense also increased significantly. For the fiscal year ended December 31, 2002, we experienced interest expense of $223,628 as compared to $116,752 for the fiscal year ended December 31, 2001.

As a limited liability company we did not, during the fiscal year ended December 31, 2001, compensate our managing member, R & J One of Sarasota, Inc., by way of salary but rather compensated such member by way of profit distributions, loan origination fees and compensation based upon a formula whereby the managers shared in the gross interest received on certain loans which was called yield spread premium. This expense category classified as “Distributions to Managers” increased $92,827 for the fiscal year ended December 31, 2001. Such “Distributions to Managers” expense category was comprised of the following compensation items for the year ended December 31, 2001:

Year ended
December 31, 2001
Origination Fees	$46,846
Yield Spread Premiums	16,074
Accrued Yield Spread Premiums	2,064
Profit Distributions	27,843

$92,827

Ronald R. Shenkin and John Kurz were the shareholders, directors and officers of R & J One of Sarasota, Inc.

An accrued amount of $6,465 in the “Distributions to Managers” expense category was reflected for the fiscal year ended December 31, 2002. Such amount was a carryover from fiscal 2001. In fiscal year 2002 we compensated our management personnel by way of salary which is reflected with related payroll taxes and benefits of $161,330.

Our net income for the fiscal year ended December 31, 2002 was $28,739 compared to $94,559 for the fiscal year ended December 31, 2001. Such decrease was attributable to an increase in staffing and administration costs in anticipation of increases in loan volume.

At the conclusion of fiscal year 2001, Members’ Equity was $500,000.

Liquidity and Capital Resources

The sources of liquidity and capital for R & J Warehouse Lending, LLC and Pilot Financial, Inc. for the fiscal years ended December 31, 2001 and 2002 were constituted by the capital contributions of the limited liability company’s members, loans made by members of the limited liability company who are now holders of our second series preferred stock, lines of credit utilizing banks which were also provided by related parties and notes payable to non-related parties. The table below reflects those obligations as were outstanding at the conclusion of fiscal years 2001 and 2002.

	at December 31,
	2001	2002
Notes payable	$1,446,525	$2,294,277
Lines of credit – related parties	493,581	497,081

	$1,940,106	$2,791,358

Such indebtedness reflects an increase of $851,252 from December 31, 2001 to December 31, 2002.

All of such credit arrangements are generally serviced by the payment of interest on a monthly basis at various rates of interest ranging from 10 – 10.25%. All of the notes have maturities in 2003 but may be renewed. The item identified as lines of credit refers to an arrangement that we have as a result of the establishment of lines of credit by certain of our holders of our second series preferred stock (former members) with First National Bank of Florida. The aggregate amount of these lines of credit is $500,000 and we may access these lines of credit for funds for use in our lending business. The interest expense incurred in the utilization of these lines of credit is the prime rate as charged by First National Bank of Florida, from time to time plus an average of 80 basis points. The lines of credit are evidenced by promissory notes existing between First National Bank of Florida, and the borrowers and are for a period of 12 months with annual renewals permitted. At December 31, 2002, we were utilizing such bank lines of credit substantially at maximum amount.

At December 31, 2001 and 2002, R & J Warehouse Lending, LLC and Pilot Financial, Inc. were not in violation of any of the various loan terms.

At December 31, 2002, we had not made any material commitment for any capital expenditures. The only commitments in place were those loan commitments made in connection with then pending loan applications.

Pilot Financial, Inc. (f/k/a R J Lending, Inc.) Results of Operations, Nine Month Periods Ended September 30, 2003 and 2002

For the nine months ended September 30, 2003, we generated mortgage interest and fees of $418,866 compared to $374,155 for the nine months ended September 30, 2002, an increase of $44,711. We recognize loan fee revenue when loans are funded by us. We generally hold the related loans for a very short period of time. We believe that recognizing the loan fee revenue at the time the loans are funded approximates the revenue that would be recognized if the loan fees were capitalized and amortized into revenue.

At September 30, 2003, we reflected loans of $2,638,943, compared to $2,484,016 at September 30, 2002, net of unfunded and loss reserves. This is an increase of $154,927. At September 30, 2003 we had also invested an aggregate $338,559 in two limited liability companies as explained below. This amount is not reflected in the loan amounts reflected at September 30, 2003. At September 30, 2002, the amount invested in such limited liability companies was $113,044. Such limited liability company investments are viewed by us as creating an income source similar to the interim loans that we make in our lending business and as explained in “BUSINESS”, page 29.

Loan demand remained strong during the nine month period ended September 30, 2003 we believe in part because of a greater awareness of the loans services which we offer on the part of our existing and new loan customers. As our source of funds increased during the nine months ended September 30, 2003 compared to the nine months ended September 30, 2002, we were able to fund a greater number of loans. Our source of funds is explained in Liquidity and Capital Resources below.

Our income during both of such nine months was comprised primarily of mortgage interest and fees. Despite an increase in this category, we experienced a net operating loss in the amount of ($98,980) for the nine months ended September 30, 2003 compared to a net profit of $31,025 for the nine months ended September 30, 2002. This was the result of significantly increased operating expenses for the nine months ended September 30, 2003 being $523,346 compared to $335,822 for the nine months ended September 30, 2002. The increased expenses were primarily the result of staff enlargement in anticipation of future growth and interest expense related to the acquisition of additional debt for loan originations. The loss was expected and funded from stockholders’ equity. The expense categories with the greatest increases are discussed below.

General and administrative expenses were $58,131 for the nine months ended September 30, 2003 compared to $44,757 for the nine months ended September 30, 2002, an increase of $13,374.

Salaries and benefits increased to $183,551 for the nine months ended September 30, 2003 from $97,420 for the nine months ended September 30, 2002, an increase of $86,131. As indicated, we increased our staff during the past 12 months adding four new employees to handle loan servicing and general administration.

For the nine months ended September 30, 2003, we experienced interest expense of $211,984 as compared to $164,224 for the nine months ended September 30, 2002, an increase of $47,760. This resulted primarily from the increase in borrowed funds during the same period which were used to fund new loans. The increase is discussed in Liquidity and Capital Resources below.

We anticipate that until such time as we are able to raise additional funds through the sale of our common stock or secured notes that we will operate at a loss. As funds are raised and invested in new loans, the loss will decline relative to the amount of funds raised. In the event that we are unable to raise sufficient capital through our offering, we will reduce staff as necessary until we return to profitability.

Liquidity and Capital Resources

The sources of liquidity and capital for Pilot Financial, Inc. are and have been constituted by the capital contributions of the company’s shareholders, loans made by shareholders, lines of credit utilizing banks which were also provided by our shareholders, unsecured notes payable to non-related parties and funds raised through the sale of our secured notes. Funds raised under the public offering of our secured notes totaled $643,000 for the nine months ended September 30, 2003. At September 30, 2003 the capital contributions made by the holders of our second series preferred stock were $500,000. The table below reflects the various note obligations and credit arrangements between us and related and non-related parties:

	September 30, 2003	September 30, 2002
Notes payable: non-related parties	$790,000	$992,500
Notes payable: related parties	1,229,227	987,777
Notes payable: secured notes	643,000	0
Lines of credit: related parties	487,081	296,781

	$3,149,308	$2,277,058

Such indebtedness reflects an increase of $872,250 from September 30, 2002 to September 30, 2003.

All of such credit arrangements are generally served by the payment of interest on a monthly basis at various rates of interest ranging from 10% to 10.25%. All of the notes have maturities in 2003 but may be renewed. The item identified as lines of credit: related parties refers to an arrangement that we have as a result of the establishment of lines of credit by certain of our shareholders with First National Bank of Florida. The aggregate amount of these lines of credit is $500,000 and we may access these lines of credit for funds for use in our lending business. The interest expense incurred in the utilization of these lines of credit is the prime rate as charged by First National Bank of Florida, from time to time, plus an average of 80 basis points. The lines of credit are evidenced by promissory notes existing between First National Bank of Florida and the borrowers and are for a period of 12 months with annual renewals permitted.

These notes and lines of credit reflected in the above table involve higher interest rates and shorter maturities than the notes and maturities of our secured notes. The proceeds of such notes and lines of credit have been a primary source of funds for our lending business until the commencement of the public offering of our secured notes and common stock on February 14, 2003. The primary purpose of the pubic offering of secured notes is to lower our cost of funds for use in our lending business.

At September 30, 2003, we were not in violation of any of the various loan terms.

At September 30, 2003, we have not made any material commitment for any capital expenditures. The only commitments in place were those loan commitments made in connection with then pending loan applications.

Loan Portfolio Composition

We make or purchase loans which we categorize in the following manner: (a) interim loans (first mortgage loans with terms of six months or less and involving the renovation of a property), (b) warehouse loans (first or second mortgage loans with terms greater than six months on properties requiring no renovation, and (c) second mortgage loans (loans purchased from our interim and warehouse loan customers to end users on completed properties with terms of 12 months or longer).

Our loan portfolio composition can change and usually does as a result of the comparative demand for the type of lending and financing services that we provide. We are unable to predict which of our loan types and services will be applied for by our existing and new borrowers although the primary (and preferred) types of loans resulting from our referral sources are interim loans.

The table below sets forth our loan portfolio composition at September 30, 2003 and 2002 and the percent of increase or decrease in each loan category. This table does not take into consideration investments in two limited liability companies described below totaling $338,589 at September 30, 2003. We view these investments as having the same characteristics as interim loans in terms of revenue expectations.

	At September 30,		% of change +/-
	2003	2002
Interim Loans	$1,874,156	$1,388,834	+34.94
Warehouse Loans	503,895	700,563	-28.07
Second Mortgages	260,892	394,619	-33.89

Total	$2,638,943	$2,484,016

Investment in Limited Liability Companies

At September 30, 2003, we reflected investments in two limited liability companies in the amount of $338,559. These limited liability companies utilize the funds provided by us in the renovation of existing residential real estate properties. Initial results indicate that returns on these investments equal or exceed the yields which we can achieve in our interim lending activity. We will continue participating in these ventures as long as they achieve comparable results. We are not the managing members of such limited liability companies. The managing members of such limited liability companies are Sharp Properties as to one company and Tager Properties as to the other company. Secured note proceeds have not and will not be used to fund these limited liability companies.

Other Real Estate Owned (ORE)

As of September 30, 2003, the company owned two pieces of foreclosed real estate: one parcel containing two duplex dwellings in Wildwood, Florida and a single family home in St. Louis, Missouri. The former was an interim loan originated by us while the latter was collateral for a loan purchased.

We completed the renovation of the Wildwood parcel and at September 30, 2003 the property was the subject of a sales contract. As part of our efforts to sell this property, we purchased an adjacent real estate parcel and the sales contract involves the sale of the foreclosed property with the adjacent property. The sale was consummated subsequent to September 30, 2003 and we believe that we will not sustain profit or loss as a result of the completion of this transaction. At the time that the loan went into default, it was placed on non-accrual status and no adjustments to income were necessary.

Efforts to sell the St. Louis property have been unsuccessful and we are contemplating three options: renovate and sell the property under our ownership, create a joint venture with a local renovator, or sell the property at a possible loss. Our current investment basis in the property is $10,000. We believe we will sell this property in an amount equal to such basis.

Business Trends or Uncertainties

We view the ongoing demand for the type of loans and lending services we provide as a “niche” or “boutique” lending business. We believe the growth in our lending business has been influenced by the more restrictive credit policies by banks and other lenders regarding this aspect of mortgage lending. While there are numerous competing private investors that provide mortgage financing, five of such focus exclusively on renovation lending. Our continued emphasis on this type of lending backer by our support staff has resulted in high customer retention and interest from new customers.

The business of residential home renovation continues to gain popularity and has increased substantially over the past year. Presently we are unable to meet loan demand from existing customers and are limited in the amount of funds we can make available to new customers. The specialized nature of renovation lending has tended to limit the amount of competition within this niche and we do not anticipate substantial new competition from institutional or private lenders which would significantly reduce the demand for our loan services.

USE OF PROCEEDS

If we sell all 370,400 of our common stock and all of our secured notes, we will realize gross proceeds of $12,000,160 from this public offering. The actual proceeds that we realize from the public offering of our common stock and secured notes may range from zero to such maximum $12,000,160 amount. At November 30, 2003, we had sold $727,875 principal amount of our secured notes, substantially all of which were used in our lending business. We have not sold any of our common stock.

We have paid all of the costs and expenses attendant to the preparation of the Registration Statement which relates to our common stock and secured notes, including the costs and expenses attendant to the post-effective amendment to the Registration Statement of which this prospectus is a part. Such expenses were largely constituted by legal and accounting fees and filing fees with the SEC and Florida. The filing fees paid to the State of Florida related to the registration of our common stock and the secured notes under Florida law and our qualification to act as our own issuer-dealer in connection with the public offer and sale of our common stock and secured notes. This is explained in the Prospectus section captioned “PLAN OF DISTRIBUTION”.

Since we have paid all of the expenses attendant to the registration process, a significant portion of the gross proceeds that we receive from the sale of our common stock and secured notes will be available to us to use in our lending business. If we receive significant assistance in the public offer and sale of our common stock and secured notes from securities broker-dealers, such proceeds will be reduced by the amount of sales commissions and due diligence expense reimbursement that we pay to any assisting securities broker-dealers. Since commencing the public offer of our common stock and secured notes, we have not received any such assistance.

The proceeds received by us from the sale of our common stock and secured notes will be utilized when and as received in our lending business and will be primarily utilized to fund loans which we make to borrowers. Such net proceeds will also be utilized by us to provide for our administrative and operating expenses, which includes the salaries to be paid to our executive officers, Ronald R. Shenkin and John Kurz. Such administrative and operating expenses will also include the fees paid by us to the Trustee under the Indenture and Custody Agreement.

The table presented below presents our estimated use of offering proceeds and assumes that we complete this offering in its entirety and in certain percentage amounts (10%, 25% and 75%). The table does not assume any revenue from our lending operations. We have and do experience revenue from our lending operations as reflected in the Prospectus section captioned “SUMMARY” and in “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS”. The proceeds amounts utilized in the table presented below have been rounded to the nearest $1,000. The period of utilization is estimated at 16 months.

Offering completed in indicated amounts:

	10%		25%		75%		100%
Amount of gross proceeds received:
secured notes	$1,000,000	83.3%	$2,500,000	83.3%	$7,500,000	83.3%	$10,000,000	83.3%
common stock	200,000	16.7	500,000	16.7	1,500,000	16.7	2,000,000	16.7

	$1,200,000	100.0%	$3,000,000	100.0%	$9,000,000	100.0%	$12.000,000	100.0%

Proceeds utilization:	Percent of Utilization		Percent of Utilization		Percent of Utilization		Percent of Utilization
Proceeds Utilization:
Loan origination and loan funding	$976,650	81.3%	$2,671,600	89.6%	$8,557.600	95.1%	$9,467,850	78.9%
Reduction of Current Debt(1)	—	—	—	—	—	—	2,000,000	16.6
Administrative and Operating Expenses(2)
Proceeds utilization:	Percent of Utilization		Percent of Utilization		Percent of Utilization		Percent of Utilization
• Officer and Employee Compensation	176,400	14.7	250,400	8.3	329,400	3.7	398,400	3.3
• Other(2)	50,950	4.0	78,000	2.6	113,000	1.2	133,750	1.2

	$1,200,000	100.0%	$3,000,000	100.0%	$9,00,000	100.0%	$12,000,000	100.0%

(1)	At September 30, 2003, we reflected unsecured notes payable to related and non-related parties of $2,019,277. All of the proceeds resulting from these borrowings, including those received by us in the past 12 months, have been primarily utilized to fund loans. If we sell the maximum $10 million principal amount of our secured notes, we will pay off such promissory notes in order to assure that the aggregate outstanding principal amount of our secured notes taken with the aggregate principal balance of such promissory notes does not exceed an aggregate $10 million. We will do this since the rates of interest which will be payable on our secured notes will be less than the rates of interest that we are currently paying on the borrowings represented by such notes payable and in order to rely on certain exemptive provisions as set forth in the Trust Indenture Act of 1939 as is explained in the Prospectus section “SUMMARY OF THE INDENTURE AND CUSTODY AGREEMENT”.

(2)	The primary expense items included in this category are rent, telephone, legal and accounting services and custodial fees payable under the Indenture and Custody Agreement pursuant to which the secured notes will be issued.

The net proceeds from the sale of our common stock and the secured notes even if in the maximum $12,000,160 amount may not be sufficient over time to sustain our lending activities. We may be required to seek additional capital, in which event we will utilize our bank and private lines of credit (to the extent that such lines are not fully utilized and are available to us) and may seek other sources of capital (including additional credit arrangements with private credit providers and the private placement and sale of our equity and/or debt securities). We may also offer additional debt securities to the public as is explained in the Prospectus section captioned “RISK FACTORS”.

BUSINESS

Introduction

Effective February 1, 2002, we converted to corporate form and continued the business of our predecessor limited liability company, R & J Warehouse Lending, LLC (the “limited liability company”). Our initial corporate name was R J Lending, Inc. In November 2003, we changed our name to Pilot Financial, Inc. The limited liability company commenced its business operations in October 1999 and engaged in an asset based lending business.

Such asset based lending business primarily involves loans of short duration, the principal and interest obligations of which were and are secured by first and second liens on residential real estate. Our lending business has been concentrated in the southwest Florida area.

We conduct our lending business from our offices located at 1717 Second Street Suite D, Sarasota, Florida 34236. Presently, we have two full time executive officers and six full time administrative employees.

In our lending activities we engage in interim lending transactions, transactions which we categorized as warehouse loans, and transactions whereby we purchase second mortgages. To a limited extent, the limited liability company engaged through a subsidiary entity known as Asset Management Ventures, LLC, in the purchase of non-performing, unsecured consumer debt. The limited liability company was a passive participant in this latter activity. The interest in Asset Management Ventures, LLC was sold during March 2002. In such transaction we received $25,000 in cash and a $40,000 promissory note secured by certain second mortgages.

Lending Activities

Primary Lending Activities – Interim Loans. The primary lending activities in which we engage involve the origination of first lien mortgages, the proceeds of which are utilized to purchase and renovate 1 to 4 family residential dwellings with a view by the mortgagee – owner of the property to resell the property upon the completion of the renovation. We have and will fund loans the proceeds of which are used for such purposes. The property purchaser-owner usually acquires the property and immediately conducts the rehabilitation and renovation activity. These loans have been and will be of short term generally having a term to maturity of less than six months.

At September 30, 2003, we had loans of this type in the amount of $1,874,156 in our portfolio of loans constituting 71% of such portfolio.

Until September 30, 2002, we were substantially dependent upon the franchisees of HomeVestors of America, Inc. for borrower referrals for these types of loans. This is discussed in the prospectus section captioned “RISK FACTORS”, page 8. During the 12 month period ended September 30, 2003, we have endeavored to substantially lesson our dependence on loan referrals from the franchisees of HomeVestors of America, Inc. and believe that we have been successful in doing so. Our relationship with HomeVestors of America, Inc. was not the subject of any enforceable contractual arrangements, nor is there any affiliation between us and HomeVestors of America, Inc. or any franchisee of HomeVestors of America, Inc. We are still subject to loan concentration, however, in that four of our largest borrowers have outstanding loans constituting 46% of our outstanding loans as is discussed in the prospectus section captioned “RISK FACTORS” and below.

In such primary lending activity, we have and will engage in an active loan underwriting process and will not make a loan until a satisfactory review of the borrowers’ financial history and credit capacity have been completed. Also, we must be able to obtain a first lien position with respect to the real estate collateral securing the loan and generally we will not loan an amount in excess of 65% of the projected value of the collateral property as such is anticipated to exist at the conclusion of the rehabilitation and renovation process. In determining such values, we rely on appraisals, tax roll information, actual inspection of the collateral property, comparable property information or any combination of such information sources. We also require that the loans be consummated, either by a title company, an attorney or other financial institution, utilizing appropriate and required closing procedures. In making such loans we also verify that sufficient casualty insurance is in place and that we are named as the primary insured. We also obtain title insurance with respect to the collateral property. The cost attendant to such processes are passed through to the borrower.

Interest rates on these types of loans generally range between 14% and 16% per annum and involve a disbursement charge or 1 or 2 points (charged against the amount loaned) at the time of loan closing.

While the loan amount will generally not exceed 65% of the anticipated value of the collateral property upon completion of the rehabilitation and renovation process, the loan amount may constitute 100% of the initial acquisition price of the collateral property.

Warehouse Loans. Residential home sale-purchase transactions are usually financed by conventional real estate mortgages obtained from banks and other mortgage lenders. Under these conventional arrangements, the property purchaser will arrange for a real estate mortgage loan with a bank or other mortgage lender and, upon consummation of the sale-purchase transaction, the property purchaser will utilize the proceeds of such mortgage loan, together with his own funds, to pay the entire property purchase price obligation. At that time, title to the subject property will pass from the property seller to the purchaser and the property seller will have no further interest in or rights to the subject property.

In some instances, however, the property purchaser may not be able to obtain a real estate mortgage loan from a bank or other traditional lender in an amount sufficient to permit the purchase of the property. This may occur for various reasons, including the credit history of the property purchaser and the determined market value of the real estate property being acquired. Under these circumstances, a property seller may agree to enter into a seller financing arrangement with the property purchaser. The seller financing arrangements usually are constituted by a seller-held purchase money mortgage on the property being sold which is held by the property seller and which is in an amount sufficient to permit the property purchaser to assemble the entire purchase price (with his own funds and the principal amounts of the first and seller-held purchase money mortgages). In this financing method, title to the property being sold actually passes from the property seller to the purchaser subject to the liens of the first and seller-held purchase money mortgages. The seller-held purchase money mortgage may involve a variety of terms but usually has a term to maturity of 12 months or less and may be characterized by monthly payments of interest only with a lump sum principal payment being due at the conclusion of the seller-held purchase money mortgage term.

Another procedure that is utilized is a contract for deed. Under this arrangement, the property seller and purchaser enter into an agreement whereby the seller agrees to sell and the purchaser agrees to buy the subject property at a specified price. Installment payments are made with respect to the purchase price obligation by the purchaser to the seller. The difference between the seller-held purchase money mortgage and the contract for deed is that title to the subject property does not pass until the contractual obligation of the property purchaser has been fulfilled. Under the contract for deed procedures, the contract term is also usually of short duration, 12 or less months, and the periodic payments may be interest only or may be principal and interest. During the contract for deed period, the property purchaser usually endeavors to obtain conventional financing in order to discharge the contractual obligation. At the time that the contractual obligation is fulfilled, legal title to the property will pass from the seller to the purchaser. During the contract for deed period, the property purchaser has only an equitable interest in such legal title.

In both the seller-held purchase money mortgage and contract for deed transactions, the property seller is extending credit to the property purchaser. After entering into such arrangements, the property seller who holds the purchase money mortgage, which is usually a second mortgage, or who has entered into a contract for deed arrangement, may desire to sell such instruments in order to convert such obligations to cash. In our lending activities, we act as a source of liquid funds to the property seller who is holding a purchase money mortgage or has sold a residential property pursuant to a contract for deed transaction and we will make loans secured by collateral constituted by the seller-held purchase money mortgage or the contract for deed generally at an annual interest rate of 14% and a loan term not to exceed 12 months. We will also charge two points to the property seller on the loan amount. We utilize the term “warehouse loans” to describe this type of lending and in making warehouse loans, we engage in similar underwriting activities to those described under Primary Lending Activities – Interim Loans above.

At September 30, 2003 our portfolio of loans contained $503,895 of loans of this type constituting 19% of such portfolio.

Seller Held Purchase Money Mortgage Purchases. The third principal element of our past and present lending activity involves our purchase of seller-held purchase money mortgages from loan originators. Such seller-held purchase money mortgages have usually been created in connection with a residential property home sale, and typically involve a residential property acquisition transaction whereby the cash down payment equals 3% to 5% of the purchase price with the property seller holding a seller-held purchase money mortgage, the principal amount of which may constitute as much as 10% of the property purchase price, depending on the first mortgage utilized in the transaction. These seller-held purchase money mortgages are subordinate in right of payment to the first mortgage utilized in the acquisition transaction and constitute a second lien on the collateral residential property.

We will, in most cases, purchase these seller-held purchase money mortgage loans at a substantial discount averaging 40% of the seller-held purchase money mortgage principal amount. The seller-held purchase money mortgage seller is also required to effect the repurchase of such seller-held purchase money mortgage in the event of default by the obligor, usually within 120 days of our acquisition of the seller-held purchase money mortgage loan. In such purchase transactions, the loan (first and seller-held purchase money mortgages) to value ratios may equal or exceed 100% of the collateral property value.

At September 30, 2003, $260,892 principal amount of loans of this type were contained in our portfolio constituting 10% of our portfolio loans. The cost basis in such purchaser loans is $211,753 at September 30, 2003.

Miscellaneous Lending Activities. We will also participate in the origination, purchase or partial purchase of commercial real estate loans. While this activity has been limited, we anticipate expanding our lending activities into the commercial property area. This activity involves the same loan criteria and loan closing procedures as described under “Primary Lending Activities – Interim Loans” above with the additional criteria that the collateral commercial property must be located in the State of Florida. Our loan to value ratios in these transactions have been and are anticipated to be 65% and our maximum loan amount has been and will be $250,000.

At September 30, 2003, our loan portfolio did not contain any commercial loans.

The only loans which are amortizing (scheduled payments of principal and interest) are the seller-held purchase money mortgage loans which we purchase. All loans which we originate are interest only with a single payment of principal at the conclusion of the loan. We do not view amortization of principal by scheduled periodic payments during a loan term as necessary because of the short term nature of such loans originated by us.

Conventional Mortgage Origination

Since the inception of our lending activities by our predecessor limited liability company, we have, on occasion, originated a residential first mortgage loan, but such activity has been limited. In order to increase our conventional mortgage origination activities, we hired in November 2003 an employee whose primary responsibility is to originate conventional home mortgages. This employee will be paid on a commission basis based upon such employee’s performance in originating such loans. We believe that this aspect of the mortgage lending business, which we have previously not offered on any scale, will provide additional origination and other fee revenue to us.

Limited Liability Company Activities

During the calendar quarter ended September 30, 2002 we became a member of two limited liability companies and contributed at September 30, 2003 an aggregate $338,559 to the capital of such limited liability companies.

The other member of one of the limited liability companies is Tager Properties and Sharp Properties is the other member of the second limited liability company. Tager Properties and Sharp Properties were, in the past, significant sources of loan referrals to us in our lending business, as is discussed in the prospectus section “RISK FACTORS”. Tager Properties and Sharp Properties both engage in residential home renovation and the capital that we have contributed to these limited liability companies will be utilized for such purpose. The managing members of the two limited liability companies are Tager Properties and Sharp Properties, although the unanimous consent of all of the members of each such limited liability company is required in order for action to be taken with respect to any matter.

We anticipate deriving profit as a result of the renovation and resale of residential dwellings by the limited liability companies. Under the limited liability company documents, we are entitled to receive the greater of a 14% annual return on our contributed capital plus a 2% origination fee charged against property sales or 50% of the profits earned on an annual basis by each company, if any.

We view this activity as experimental and cannot predict whether the scale of such activity will be increased during the future time. We do not intend to enter into any additional, similar arrangements until such time as we have indications from these present limited liability company activities.

Loan Portfolio Composition and Characteristics at September 30, 2003

Methods Used to Measure Portfolio Performance. Our loan portfolio from time to time may consist of numerous loans with varying interest and payment characteristics and terms. In evaluating the performance of our loan portfolio, we use methods which are generally utilized by the mortgage-backed securities industry. Such methods utilized most frequently are “weighted average coupon”,

“weighted average maturity” and “weighted average portfolio yield.” “Weighted average coupon” is the weighted average of gross interest rate of the mortgages underlying a mortgage pool as of the pool issue date with the balance of each mortgage used as the weighing factor. The “weighted average maturity” of a pool of mortgages containing varying terms is the weighted average of the remaining terms to maturity of the mortgages underlying the collateral pool at the date of their issue using as the weighing factor the balance of each of the mortgages as of the issue date thereof. The “weighted average portfolio yield” is the weighted average of the yield of all mortgages contained in our portfolio and is similar to an internal rate of return used in real estate valuations. The weighted average portfolio yield takes into account timing of cash flows, as well as mortgage cost basis. We believe that this is significant to our lending business because of the heavily discounted costs of our seller-held purchase money mortgage portfolio and the effect of such discount on the yield from such loans. The terms “weighted average coupon”, “weighted average maturity” and “weighted average portfolio yield” are sometimes referred to as WAC, WAY and WAM, respectively.

At September 30, 2003, the aggregate balance of our loan portfolio was $2,638,943 (which includes $102,078 of undisbursed loan funds). Of such aggregate balance, $2,542,994 had terms to maturity of 12 months or less, $95,949 of such balance had terms to maturity varying from 12 to 60 months and none of such aggregate amounts represented loans having terms to maturity of 60 months or more.

The loans which we described under the foregoing section captioned Primary lending Activities – Interim Loans had at September 30, 2003 a WAM of four months. Loans categorized by us as Warehouse Loans had at September 30, 2003, a WAM of three months and loans classified by us as second mortgage purchases had a WAM of 170 months resulting in an overall portfolio WAM at September 30, 2003 of 14 months.

With respect to interest rates on our portfolio loans, the applicable WAC and WAY rates for our several categories of loans at September 30, 2003 are as follows:

	WAC at September 30, 2003	WAY at September 30, 2003
Loans constituting our primary lending activity – interim loans	14.95%	14.95%
Loans characterized as warehouse loans	13.70	13.58
Loans resulting from second mortgage purchases	10.41	22.67
Entire loan portfolio	13.94	15.00

Non-Performing Loans and Loan Losses. At September 30, 2003 we had no losses with respect to interim loans and all of such loans were performing.

With respect to loans of the type described under Primary Lending Activities above, we have not experienced any losses during the period October 1, 2002 to September 30, 2003. With respect to these types of loans, we do not establish any loss provisions primarily because of the 65% average loan to value ratios which we follow in our underwriting processes with respect to these loans. Even if such loans default, we believe we will be able to recover the loan amount then unpaid and related costs (foreclosure, etc.) through the sale of the collateral property. This is also the case with loans categorized as warehouse loans.

With respect to loans categorized as second mortgage purchases as described above, we have established loss reserves of $15,568 at September 30, 2003. Since the commencement of our lending business (by our predecessor limited liability company) 23 loans of this type have defaulted, representing a defaulted principal amount of $146,716. Our cost basis with respect to such defaulted loans is $64,447. We have written off such cost basis amount. Approximately 80% of such defaulted loans were repurchased by the seller or were replaced with performing loans which had been originated by the seller under the loan purchase arrangements which exist between us and the sellers of such loans. Such purchase arrangements provide that the defaulted loan either be cured or repurchased by the loan seller or replaced with a performing loan in like principal amount typically within 120 days of loan purchase.

Concentration of Loans. At September 30, 2003, our loan portfolio having an aggregate balance of $2,638,943 was characterized by a concentration of loans made by us to four borrowers. Such loans and the identity of the borrowers are set forth below:

	Aggregate Loan Amount at Sept. 30, 2003	Percentage of Total Loan Portfolio
Innovative Properties	$500,200	19.0%
South Sun Holdings	239,300	9.1
IMAG Properties	221,760	8.4
Christina Currier	211,124	8.0

	$1,172,384	44.5%

Loan Collateral Value. All of our loans contained in our loan portfolio at September 30, 2003 are secured by first or second liens encumbering collateral real estate properties. We value a collateral property based upon, where possible, current appraisals rendered by expert appraisers or, if such appraisals are not available, by various data reflecting the market value of the proposed collateral property. We will also use property tax roll information and conduct physical inspections of the proposed collateral property and, where possible, obtain comparable property sales information. We also utilize computerized real estate valuation software. We also use a combination of such information sources. The collateral values securing the several types of loans constituting our portfolio at September 30, 2003 is indicated below:

Collateral Value at Time of Loan Origination
Loans of the type described in Primary Lending Activities	$2,744,855

Warehouse loans	671,860

Loans described under Second Mortgage Purchases above	343,707

Total Collateral Value	$3,760,422

Marketing

In the southwest Florida area, which is our market area, we offer short term loans and loan purchase arrangements in order to facilitate and provide liquidity primarily to participants in residential real estate sale-purchase transactions. In our lending activities, we originate loans, the proceeds of which are utilized to fund sale-purchase transactions and residential real property improvement and rehabilitation . We also purchase short term loans originated by others usually real estate property sellers. We are not a long-term lender. We believe our lending services appeal to borrowers and private loan originators who for whatever reasons do not always utilize traditional sources of real estate financing.

Since we commenced our lending activities, the loan demand which we have experienced has exceeded our available source of funds. If we experience average monthly public offering receipts resulting from the sale of our common stock and secured notes of $250,000, we anticipate meeting such loan demand. Increased lending capacity, however, may require that we engage in marketing activities relating to our loan services. Such marketing activity may involve the following:

•	Direct Contact. We may make direct contact with loan originators who may be a source of loans which we may wish to originate or purchase in connection with the lending activities described above.

•	Advertising. We may engage in limited advertising which will probably be concentrated in the southwest Florida area. In this activity we will use “announcement” type advertisements intended to make potential borrowers aware of our services and lending capability.

•	Development of Referral Sources. We presently receive referrals of potential loan customers from banks, attorneys, accountants and other persons. In the future development of our lending business, we may attempt to enlarge such referral network by making potential sources of loan referral customers aware of our lending capability and the services that we offer.

•	Existing Borrower Base. We presently receive referrals of new potential borrowers from our existing borrowers. Also our borrowers may engage in more than one loan transaction with us over time.

Loan Portfolio Administration

As of September 30, 2003, our portfolio of loans contained 97 loans of the several types described above. In connection with our portfolio of loans, we are required to have the continuing capability of administering and monitoring the loans in the portfolio as to:

•	Current status of scheduled loan payments of principal and interest by the borrower;

•	Payoff status of each portfolio loan;

•	Status of loan collateral; and

•	Appropriate action as to loans contained in the portfolio which become in default initially or on an on-going basis.

We believe that we have an effective infrastructure in place permitting us to engage in such loan portfolio administration and presently have relationships with service providers such as attorneys who can assist us when necessary in such matters as loan closings, foreclosure, institution and conduct of judicial proceedings relating to loans and loan collateral and other matters that may arise as a result of the loans contained in our portfolio.

Regulation

We conduct our lending activities within a comprehensive regulatory framework.

The State of Florida has various statutes and regulations promulgated thereunder which relate to rates of interest which may be charged in various types of loan transactions. Such statutes are intended to protect the public by prohibiting usurious rates of interest. Additionally, Florida statutes and regulations promulgated thereunder prohibit certain practices when debt collection processes are necessary in order to attempt to collect the obligation represented by a defaulted loan.

From the standpoint of Federal law, we must comply with various statutes, including the Truth in Lending Act, the Fair Credit Reporting Act and the Real Estate Settlement Procedures Act.

The Truth in Lending Act is intended to assure that borrowers are fully informed as to the actual costs of a loan prior to or at the consummation of the loan transaction. Disclosed costs must relate to the actual effective loan interest rate, matters such as points charged with respect to the loan, the amount of loan closing costs to be paid by the borrower and similar matters.

The Fair Credit Reporting Act is intended to protect consumers from unfair credit reporting practices and also governs the conduct of credit reporting agencies. This statute permits access by consumers to credit information affecting or possibly affecting their credit status and provides procedures pursuant to which consumers may challenge any adverse information contained in a credit report dealing with such consumer’s credit worthiness. As a general policy, we do not engage in any credit reporting activities with respect to our borrowers.

The Real Estate Settlement Procedures Act is intended to eliminate excessive costs and fees incidental to real estate sales settlement practices and procedures and to require disclosure of any relationships and affiliations between providers of settlement services and sales persons to buyers and sellers of real estate properties. The Real Estate Settlement Procedures Act is administered by HUD, an agency of the Federal government. HUD has from time to time adopted rules and regulations which contain prohibitions relative to associations between various types of participants in the real estate settlement processes, including, without limitation, title insurance agents, real estate brokers and sales persons, providers of mortgage financing and other participants. HUD is vested with broad and expansive regulatory powers in order to initiate and conduct enforcement actions to preclude and prevent prohibited practice in the real estate and related industries.

In its efforts to preclude excessive costs in real estate transactions, HUD, in its administration of the Real Estate Settlement Procedures Act, prohibits the payment or receipt of any “fee, kickback or thing of value” or any other consideration under any oral or written agreement or understanding that title insurance business attendant to a real estate sale-purchase transaction consummation will be referred to any particular person. Also prohibited is the giving or accepting of any portion or percentage of any charge made or received for the rendering of real estate settlement services other than for services actually performed.

We routinely utilize title companies and law firms to represent us in connection with our loan closings. We believe that we have been and are in compliance with all applicable regulations affecting our lending business. We further believe that continued compliance with such regulations will not be difficult for us.

We are a licensed mortgage lender under Florida Statutes. Accordingly, we are subject to regulation exercised by the Florida Department of Financial Services relating to:

•	manner of advertising of available loans and loan services

•	consumer complaints as to lending practices

•	record keeping

•	disclosure of loan terms to potential borrowers

•	a continuing net worth requirement of $250,000 as demonstrated by audited financial statements

•	procedures relating to the carrying out of regulation by the Department.

We do not anticipate any operational or other difficulties in complying with such Department regulations.

Competition

While we believe that our lending business constitutes in many respects a “niche” activity (an area not being well served by other lenders), we have and will continue to encounter meaningful competition.

We may compete with traditional sources of mortgage loans, such as banks and other credit providing entities, as well as companies which have been organized and conduct a lending business the same or similar to ours. Also, borrowers seeking mortgage loans may make arrangements with private sources of credit and these sources may be considered as competition. We also compete with individuals who engage in similar or the same lending activities as us on an irregular basis.

We believe that the basis of such competition is our ability to rapidly evaluate the loan application, the appropriateness for acquisition of any loan portfolios presented to us, the competitiveness of the loan and other terms which we may offer to our loan applicants and the efficiency with which we can bring a loan transaction or loan acquisition transaction to completion.

It is most likely that many of the sources of competition which we have and will continue to encounter have managerial and capital resources substantially in excess of those available to us, even if we complete this Common stock and Secured Note offering in its entirety.

We do not believe that there are any significant barriers with respect to the ease of entry to a lending business such as we conduct. The primary criteria to conduct a lending business the same or similar to that conducted by us is access to sufficient capital with which to fund loans and managerial capability vested with sufficient operational knowledge and experience with respect to a lending business. Regulatory considerations do not, in our opinion, constitute a significant entry barrier.

MANAGEMENT

Our Directors and Officers

We conduct our business under the direction of our Board of Directors, which presently consists of two members, Ronald R. Shenkin and John Kurz. Messrs. Shenkin and Kurz also serve as our executive officers. Our executive officers carry out our day-to-day operations. The table presented below sets forth certain information concerning Messrs. Shenkin and Kurz.

Name/Age	Current Director Term Expires	Positions Held
Ronald R. Shenkin, age 57	May, 2004	Director, Chairman of the Board of Directors, President and Chief Executive Officer, Treasurer and Chief Financial Officer

John Kurz, age 47	May, 2004	Director, Executive Vice President and Secretary

There are no existing arrangements between any of the above-named directors or officers which have resulted or will result in the selection or election of any of the above-named persons to the position of director or as an officer. There are no arrangements or agreements existing between Messrs. Shenkin and Kurz with respect to the manner in which they will vote the shares of our common stock owned of record and beneficially by them. Messrs. Shenkin and Kurz each own 370,400 shares of our common stock. Messrs. Shenkin and Kurz will serve as the members of our Board of Directors until the next annual meeting of our shareholders which is expected to be convened in May 2004 or until such time as their successors are elected and qualified.

The principal occupations of Messrs. Shenkin and Kurz are as follows:

Ronald R. Shenkin resides in Nokomis, Florida. During the period of time that we operated as a limited liability company, Mr. Shenkin was a principal shareholder, director and officer of R & J One of Sarasota, Inc., a Florida corporation, which acted as the Managing Member of our predecessor limited liability company. Mr. Shenkin served in that capacity from the inception of the limited liability company, October 1999, to January 31, 2002, the time immediately preceding our reorganization as a Florida corporation. For more than the past five years, Mr. Shenkin, in addition to his service to our predecessor limited liability company and to us, has engaged in a financial consulting business under the assumed business name of Financial Solutions of Sarasota. Such areas of consulting conducted by Mr. Shenkin involve real estate financing, debt restructuring and loan arrangements. For more than five years Mr. Shenkin has also engaged in real estate development activities in the greater Sarasota, Florida area involving residential and commercial real estate.

John Kurz resides in Sarasota, Florida. During the period of time that we operated as a limited liability company, Mr. Kurz was a principal shareholder, director and officer of R & J One of Sarasota, Inc., a Florida corporation, which acted as the Managing Member of our predecessor limited liability company. Mr. Kurz served in that capacity from the inception of the limited liability company, October 1999, to January 31, 2002, the time immediately preceding our reorganization as a Florida corporation. During the period 1991 to 1998 Mr. Kurz engaged in a mortgage lending business as a licensed mortgage broker and was the principal of Florida Mortgage Investors, Inc. Mr. Kurz has been active in the residential and commercial mortgage business for the past approximate 20 years. He began his career in 1981 originating FNMA conventional mortgages for resale in the secondary market. Subsequently, during the period 1987 to 1990, he served as Vice President of First Florida Bank, N.A., Sarasota, Florida, specializing in commercial real estate mortgages. His duties with First Florida Bank, N.A. included credit and real estate analysis, portfolio management, collections, foreclosures and the management and disposition of property acquired as a result of bank foreclosure. His experience also includes the purchase and sale of mortgage loan pools and the origination of commercial mortgage loans to residential property renovators such as the franchisees of HomeVestors.

We do not compensate Messrs. Shenkin or Kurz for serving as directors. We do pay officer compensation as explained below.

Executive Compensation

Commencing February 1, 2002, and consistent with our adoption of the corporate form, Mr. Shenkin has been paid for his services in the capacity as our President and Chief Executive Officer an annual salary of $36,000 which may increase to a maximum annual salary of $106,000 over the course of our next three fiscal years depending upon the profitability of the Company’s operations and the proceeds realized from this offering of our common stock and secured notes. Mr. Shenkin is also entitled to such benefits as we may provide, including health insurance and travel expense reimbursement.

Effective February 1, 2002, we began compensating Mr. Kurz on the basis of an annual salary of $72,000, also possibly increasing over the course of our next three fiscal years to a maximum amount of $211,000. Mr. Kurz is also entitled to receive various benefits, including health insurance and travel expense reimbursement.

Messrs. Shenkin and Kurz may also be entitled to bonus compensation from time to time, depending upon our financial circumstances and their respective performances in their positions.

Messrs. Shenkin and Kurz are not employed by us pursuant to any employment agreements but we may utilize written employment agreements in the future time.

The three summary compensation tables set forth below reflect the items of compensation which our predecessor limited liability company and we paid to Messrs. Shenkin and Kurz for the three fiscal years ended December 31, 2003 (Table 1), 2001 (Table 2) and 2000 (Table 3).

Summary Compensation Tables

Table 1 – Year Ended December 31, 2002

					Long Term Compensation
		Annual Compensation			Awards	Payouts
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Name and Principal Position	Year	Salary($)	Bonus($)	Other Annual Compen sation($)	Restricted Stock Awards($)	Securities Under- lying Options/ SARs(#)	LTIP Payouts($)	All Other Compen- sation($)
Ronald R. Shenkin, Director and Officer of Corporate Managing Member	2002	$12,307		$4,580

John Kurz, Director and Officer of Corporate Managing Member	2002	29,923		8,480

Table 2 – Year Ended December 31, 2001

					Long Term Compensation[2]
		Annual Compensation			Awards	Payouts
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Name and Principal Position	Year	Salary($)	Bonus($)	Other Annual Compen sation($)[1]	Restricted Stock Awards($)	Securities Under- lying Options/ SARs(#)	LTIP Payouts($)	All Other Compen- sation($)
Ronald R. Shenkin, Director and Officer of Corporate Managing Member	2001			$38,607

John Kurz, Director and Officer of Corporate Managing Member	2001			54,220

[1]	The compensation received by Messrs. Shenkin and Kurz and paid by our predecessor limited liability company for the fiscal year ended December 31, 2001 was comprised of the following items:

Nature of Compensation	Ronald R. Shenkin	John Kurz
Origination Fees	$15,616	$31,230
Yield Spread Premiums	8,037	8,037
Accrued Yield Spread Premiums Profit Distributions from Predecessor
Limited Liability Company	13,922	13,921

TOTAL:	$38,607	$54,220

[2]	For the fiscal year of our predecessor limited liability company ended December 31, 2001, no items of long term compensation such as those identified in columns (f), (g) and (h) of the table were paid or accrued to Messrs. Shenkin and Kurz.

Table 3 – Year Ended December 31, 2000

					Long Term Compensation[2]
		Annual Compensation			Awards	Payouts
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Name and Principal Position	Year	Salary($)	Bonus($)	Other Annual Compen sation($)[1]	Restricted Stock Awards($)	Securities Under- lying Options/ SARs(#)	LTIP Payouts($)	All Other Compen- sation($)
Ronald R. Shenkin, Director and Officer of Corporate Managing Member	2000			$13,233

John Kurz, Director and Officer of Corporate Managing Member	2000			20,019

[1]	The compensation received by Messrs. Shenkin and Kurz and paid by our predecessor limited liability company for the fiscal year ended December 31, 2000 was comprised of the following items:

Nature of Compensation	Ronald R. Shenkin	John Kurz
Origination Fees	$6,787	$13,573
Yield Spread Premiums	4,300	4,299
Accrued Year Spread Premiums	—	—
Profit Distributions from Predecessor Limited Liability Company	2,146	2,147

TOTAL:	$13,233	$20,019

[2]	For the fiscal year of our predecessor limited liability company ended December 31, 2000, no items of long term compensation such as those identified in columns (f), (g) and (h) of the table were paid or accrued to Messrs. Shenkin and Kurz.

Indemnification of Officers and Directors

The provisions of our Articles of Incorporation, as amended to date, and our Bylaws, permit us to indemnify our officers and directors and former officers and directors to the full extent permitted by law, provided that such director or officer seeking indemnification acted in good faith and in a manner which he or she reasonably believe to be in and not opposed to our best interests or with respect to any criminal act or proceeding, had reasonable cause to believe that his or her conduct was not unlawful.

Insofar as indemnification for liabilities arising under the Federal securities laws may be permitted to our directors, officers and persons controlling us pursuant to the indemnification provisions of Florida law, our Articles of Incorporation and Bylaws, we have been advised that it is the opinion of the SEC that such indemnification is contrary to public policy as expressed in the Federal securities laws, and, therefore, is unenforceable.

Transactions with Affiliates

We have been organized and exist pursuant to the provisions of the Florida Business Corporation Act which contains provisions which require the undertaking and carrying out of certain vote procedures with respect to proposed transactions with persons or entities defined as affiliates of a corporation organized under that statute. Messrs. Shenkin and Kurz are affiliates as a result of their service as our directors and officers and by reason of their holdings of our Common stock. The Florida statutes permit a corporation formed thereunder to be subject to such affiliate transaction provisions or not to be subject to such provisions. Our Articles of Incorporation, as amended to date, do not provide for statutory procedures which will be applicable to any “affiliate transaction”. Accordingly, extraordinary vote procedures relating to affiliate transactions will not be required if such are presented to us for consideration.

Also, the Florida Business Corporation Act permits corporations formed thereunder to adopt “super vote” procedures and requirements with respect to “control transactions”. Our Articles of Incorporation, as amended to date, do incorporate these provisions.

We are a “small business issuer” as defined by Regulation SB of the SEC. Item 404 of Regulation SB requires that we disclose certain transactions which involved us and any person deemed our affiliate. With respect to our predecessor limited liability company and for the years ended December 31, 2002 and 2001, we did not engage in any transactions with affiliates as described and provided for in Item 404 of Regulation SB.

We are totally dependent upon the continued availability of the services of Messrs. Shenkin and Kurz in the conduct of our lending business. If the services of either Mr. Shenkin or Mr. Kurz were to become unavailable to us by reason of death, disability or some other reason, our ability to conduct our lending business on the scale then conducted could be materially threatened.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL

OWNERS AND MANAGEMENT

At the present time, we have outstanding 740,800 shares of our Common stock. Such Common stock is owned of record and beneficially, 50% by Ronald R. Shenkin and 50% by John Kurz, who serve as the members of our Board of Directors and as our executive officers. Mr. Shenkin also owns of record and beneficially 22,592 shares of our first series preferred stock. The first series preferred stock is equal in voting rights to our common stock but is not convertible into our common stock.

Also we have outstanding 740,800 shares of our second series preferred stock which are held by the former equity members of our predecessor limited liability company. Such second series preferred stock is also equal in voting rights to our outstanding common stock and is convertible into a like number of shares of our common stock at the present time. Accordingly, as of the date of this Prospectus, there are outstanding 1,504,192 shares of our voting equity securities constituted by our common stock and our first and second series preferred stock.

The tables presented below reflect the beneficial ownership of our outstanding first and second series preferred stock and our common stock and identify any person (including any group of persons) who is known by us to beneficially own more than 5% of each such class of our outstanding voting securities. Table One relates to our outstanding first series preferred stock, Table Two relates to our outstanding second series preferred stock and Table Three relates to the beneficial ownership of each of our officers and directors individually and as a group.

TABLE ONE

First Series Preferred Stock

(1) Title of Class	(2) Name and Address of Beneficial Owner	(3) Amount and Nature of Beneficial Ownership	(4) Percent of Class
First Series Preferred Stock, $.01 par value	Ronald R. Shenkin 2109 Calusa Lakes Boulevard Nokomis, FL 34275	22,592 shares Record and Beneficial	100%

	Officers and Directors as a Group(1)		100%

(1)	Comprised solely of Mr. Shenkin.

TABLE TWO

Second Series Preferred Stock

(1) Title of Class	(2) Name and Address of Beneficial Owner	(3) Amount and Nature of Beneficial Ownership	(4) Percent of Class
Second Series Preferred Stock, $.01 par value	M. Jay Lancer 1900 Ringling Blvd. Sarasota, FL 34236	74,080 shares Record and Beneficial	10%

	Neil A. Malmud 1717 Second Street Suite A Sarasota, FL 34236	185,200 shares Record and Beneficial	25

	Harold G. Munter, Trustee 4915 S. Tamiami Tr. Sarasota, FL 34231	148,600 shares Beneficial(1)	20

(1) Title of Class	(2) Name and Address of Beneficial Owner	(3) Amount and Nature of Beneficial Ownership	(4) Percent of Class
	BarrySilverstein 5111 Ocean Blvd. Suite C Sarasota, FL 34242	148,600 shares Record and Beneficial	20

	Phillip Wolff 1680 Fruitville Road Sarasota, Suite 102 FL 34236	111,200 shares Record and Beneficial	15

	Officers and Directors as a Group (2 persons)(2)	None	0

	Total Percentage of record and beneficial ownership of above-identified owners, in cluding officers and directors	667,680 shares	92

(1)	Held of record by Mr. Munter as Trustee of a family trust.
(2)	Comprised of two persons, Messrs. Shenkin and Kurz.

TABLE THREE

Common Stock – Security Ownership of Management

(1) Title of Class	(2) Name and Address of Beneficial Owner	(3) Amount and Nature of Beneficial Ownership	(4) Percent Of Class as of Date Of this Prospectus(1)	(5) Upon full conversion of Second Series Preferred Stock(2)
Common Stock, $.01 par value	Ronald R. Shenkin 2109 Calusa Lakes Boulevard Nokomis, FL 34275	392,992 shares Record and Beneficial(3)	51.5%	26.1%

	John Kurz 968 Citrus Avenue Sarasota. FL 34236	370,400 shares Record and Beneficial	48.5	24.6

	Neil A. Malamud 1717 Second Street Suite A Sarasota, FL 34236	185,200 shares Record and Beneficial	—	12.3%

	Harold G. Munter, Trustee 4915 S. Tamiami Trail Sarasota, FL 34231	148,600 shares Beneficial(4)	—	9.9

	Barry Silverstein 5111 Ocean Blvd. Suite C	148,600 shares Record and Beneficial	—	9.9

	Sarasota, FL 34242

	Phillip Wolff 1680 Fruitville Rd. Suite 102 Sarasota, FL 34236	111,200 shares Record and Beneficial	—	7.4

(1) Title of Class	(2) Name and Address of of Beneficial Owner	(3) Amount and Nature of Beneficial Ownership	(4) Percent Of Class as of Date Of this Prospectus(1)	(5) Upon full conversion of Second Series Preferred Stock(2)
	All officers and directors as a group(4)		100.0	50.7

	Total Percentage of record and beneficial ownership of above-identified owners, including officers and directors		100.0	90.2

(1)	Calculated on the basis of 763,392 shares of first series preferred and common stock being outstanding.
(2)	Calculated on the basis of 1,504,192 shares of first and second series preferred and common stock being outstanding.
(3)	Includes 22,592 shares of First Series Preferred Stock owned of record and beneficially by Mr. Shenkin.
(4)	Comprised of two persons, Messrs. Ronald R. Shenkin and John Kurz.
(5)	Held of record by Mr. Munter as Trustee of a family trust.

Table Four presented below reflects the total percentage of voting power vested in the persons or group of persons identified in Tables One, Two and Three above as is represented by the reflected record and beneficial ownership of our outstanding first and second series preferred stock and our outstanding common stock.

Title of Class	Name of Beneficial Owner	Percentage of Total Voting Power(1)
First and Second Series Preferred and Common Stock	Ronald R. Shenkin	26.1%
	John Kurz	24.6
	Neil A. Malamud	2.3
	Harold G. Munter, Trustee	9.9
	Barry Silverstein	9.9
	Phillip Wolff	7.4

Total Percentage of Voting Power		90.2%

(1)	Based on 1,504,192 voting shares outstanding.

D ESCRIPTION OF OUR SECURITIES

Preferred Stock

Our Articles of Incorporation authorize us to issue a maximum of 50,000,000 shares of capital stock. Such Articles of Incorporation allocate such 50,000,000 shares into two classes. Forty million (40,000,000) shares of such 50,000,000 shares shall be Common stock having a par value of $.01 per share and 10,000,000 of such 50,000,000 shares have been designated as preferred stock which may be issuable in series. Such preferred stock also has a par value of $.01 per share.

Preferred stock may be issued solely by action of our Board of Directors and shareholder approval is not required for any such issuance. The preferred stock may be issued in various series, each such series having such rights as to dividends, conversion into other securities of the Company, liquidation preferences, voting rights and similar matters as determined by the Board of Directors, but all of the shares within a particular series must have the same characteristics. With the exception of our first series preferred stock, our Board of Directors has no present plans to authorize and issue any additional series of our preferred stock.

First Series Preferred Stock. Contemporaneous to our formation, Mr. Shenkin was issued 22,592 shares of our first series preferred stock in exchange for his cancellation of $30,000 principal amount of debt owing by us to him. Such first series preferred stock is equal in all respects to our outstanding common stock but has been afforded a liquidation preference. Such liquidation preference requires that prior to any distribution being made with respect to our outstanding common stock, Mr. Shenkin must receive liquidation distributions equal to $1 per share of first series preferred stock then owned of record and beneficially by him. Such first series preferred stock is entitled to an annual cumulative cash dividend preference of $.16 per share or an aggregate amount of $3,600 per fiscal year. The first series preferred stock is not convertible into our Common stock or any other securities which we have the authority to issue.

Second Series Preferred Stock. Also contemporaneous to our formation we continued the use of the member contributions previously made by our equity members in our predecessor limited liability company which were in the amount of $500,000. The seven holders of such member equity interest have received in exchange therefore 740,800 shares of our second series preferred stock.

Our second series preferred stock is convertible into shares of our common stock on a share for share basis during the ten year period commencing February 1, 2002. The shares of our second series preferred stock are also equal in voting rights to our common stock, each share of second series preferred stock being entitled to one vote per share. Each share of our outstanding second series preferred stock is also entitled to a cumulative dividend preference which requires that for each of our fiscal years beginning with our fiscal year ending December 31, 2002 that we pay an annual cash dividend amount of $.08 per share of outstanding second series preferred stock or an aggregate annual amount of $60,000. Such cumulative dividend preference extinguishes at the time that shares of our second series preferred stock are converted into our common stock.

The holders of our outstanding first and second series preferred stock are also entitled to participate in cash dividends declared and payable with respect to our outstanding common stock, first series preferred stock and second series preferred stock as was explained in the Prospectus section captioned “CERTAIN MATTERS RELATING TO OUR COMMON STOCK – Dividend Policy, page 15.

In the event that 50% or more of the shares of outstanding second series preferred stock is converted into our common stock and upon receipt by us of the written request of such holders of our common stock issued upon such conversion, we are obligated to file a Registration Statement with respect to such shares of our common stock with the SEC. The purpose of such filing is to permit the holders of such shares issued upon conversion to sell any or all of their shares of our common stock in any existing market.

Common Stock

Each share of our common stock outstanding and to be outstanding upon the conversion of our second series preferred stock and the sale of shares to the public is entitled to one vote per share on all matters submitted to our shareholders for vote, including the election of members of our Board of Directors. We do not allow cumulative voting in the election of our directors. When cumulative voting is allowed, each holder of shares of common stock of a corporate entity is allowed to multiply the number of shares held by the holder times the number of director candidates and to cast the resulting number of votes among one or more of such candidates.

Each share of common stock which is outstanding is entitled to participate equally in any cash or stock dividends which we may declare and pay. For information concerning our current dividend policy, see the Prospectus section captioned “CERTAIN MATTERS RELATING TO OUR COMMON STOCK – Dividend Policy” on page 15.

In the event of our liquidation, dissolution or winding up, each holder of our common stock is entitled to receive ratably his or her share of the assets remaining after the payment of all of our debts and attending to any preferences which may be attributable to any outstanding series of preferred stock.

Holders of our common stock are not entitled to pre-emptive rights and such shares are not convertible into any other securities which we may issue from time to time.

The shares of our common stock held by Messrs. Shenkin and Kurz and which will be issued upon conversion of our second series preferred stock constitute Restricted Securities. This means that such shares will be required to be held for a period of at least one year from the time of the payment of the full purchase price thereof. The holding period with respect to the shares of common stock held by Messrs. Shenkin and Kurz commenced in February 2002. The purchase price to be paid upon conversion of our second series preferred stock will be deemed paid at the time that such second series preferred stock is converted if, in fact, any such second series preferred stock is converted.

Messrs. Shenkin and Kurz may be deemed control persons under Federal securities laws. As a result, additional restrictions may exist with respect to their ability to sell the shares of common stock which they own.

If we sell a sufficient number of shares of our common stock in this offering, we intend to take the necessary steps in order to permit our common stock to be traded in the over-the-counter market utilizing the quotation facilities of the OTC Bulletin Board. In order to qualify for OTC Bulletin Board, we must become a fully reporting company under the Securities Exchange Act of 1934, as amended, which we intend to do. We have filed the quarterly reports for the fiscal quarters ended March 31, June 30 and September 30, 2003. Such may be examined At the SEC website which is www.sec.gov. Our CIK number is 0001171211.

Also, if our common stock is publicly traded and the bid price thereof falls below $5 per share, our common stock will be classified as a “penny stock.” If such occurs and if we do not meet certain net tangible asset requirements, the penny stock rules of the SEC will require that securities broker-dealers who make a market in our common stock or who effect transactions in our common stock follow certain disclosure and customer record retention rules unless the customer is an “accredited investor” as such term is defined by the SEC. See “CERTAIN MATTERS RELATING TO OUR COMMON STOCK – Offering Price”.

The Secur ed Notes

The secured notes which we are offering by means of this Prospectus have been designated by our Board of Directors as our Secured Promissory Notes – First Series in authorized maximum principal amount of $10,000,000. We are offering such secured notes to the public in the following maturities and initial interest rates:

Note Maturities Available	Interest Rates Available
18 months	6.00%
36 months	7.00
60 months	8.00

We have not allocated the $10,000,000 maximum principal amount of secured notes among the several secured note maturities identified above but we reserve the right to limit the aggregate principal amount in any of the secured note maturities in order to create an appropriate balance between such secured note maturities and the anticipated performance of our portfolio of loans and to avoid undue concentration in any one secured note maturity.

As indicated earlier in this Prospectus, the interest rates available on the several maturities are intended to be 2% above those interest rates available from certificates of deposit or insured deposit accounts issued by banks operating on the southwest coast of Florida. Such bank rates are subject to change and we accordingly reserve the right to adjust the interest rates indicated above upward or downward in order to reflect changes in such bank rates during the course of the secured note offering. When this happens, we will provide a supplement to this Prospectus indicating what rates are then available on the several maturities of the secured notes or file an amendment to the Registration Statement of which this prospectus is a part Secured note interest rate modification will occur only on a prospective basis. We have established a minimum secured note subscription requirement of $10,000. In order to facilitate the secured note offering, we reserve the right to waive the minimum secured note subscription requirement and to establish a maximum secured note subscription amount.

Interest on our secured notes will be calculated from the date of subscription acceptance by us and will be based on a 365 day year. Secured note investors may elect to have the principal and interest of their secured notes paid in one of two ways as summarized below:

•	Secured note interest payable monthly, quarterly or annually with principal being paid at secured note maturity;

•	Secured note interest and principal payable in one payment made at secured note maturity.

Our secured notes will be issued under the provisions of the Indenture and a Custody Agreement described below.

Pursuant to the provisions of such Indenture and Custody Agreement, we are required to deliver all loan documents relating to loans constituting our portfolio of loans to the Indenture Trustee. The Trustee under the terms of the Indenture and Custody Agreement will establish and maintain a lien encumbering all loans which are covered by such delivered loan documents under the Uniform Commercial Code, as such Code has been enacted in Florida. Such lien will be created and maintained by the Trustee for the collective benefit of the secured note holders until such time as the principal and interest obligation of the secured notes is fully paid by us. Such lien may only be discharged upon the full payment of a loan governed by delivered loan documents or as indicated, full payment of the principal and interest obligation represented by outstanding secured notes.

Our secured notes may be prepaid by us upon the request and/or consent of a secured note holder and depending upon whether we have available funds. We may also prepay all or part of our outstanding secured notes in the event that the face amount of our loans contained in our entire loan portfolio constitutes less than 75% of the aggregate amount of our portfolio loans and our cash equivalents. Cash or cash equivalents means our unrestricted cash held by us from time to time, insured deposit accounts or debt securities issued by the United States or any agency thereof which are convertible into cash within a 30 consecutive day period.

We have registered the secured notes under the Federal securities laws with the SEC and in Florida. Accordingly, purchasers of our secured notes will be able to resell same without restriction, at least within the State of Florida, subject to the ability to find a willing, qualified buyer.

SUMMARY OF THE INDENTURE AND CUSTODY AGREEMENT

The secured notes are being issued pursuant to the provisions of an Indenture and Custody Agreement which we have entered into with Levin, Tannenbaum, Wolff, Band, Gates & Pugh, P.A. Levin, Tannenbaum, Wolff, Band, Gates & Pugh, P.A. will act as the Trustee under the Indenture and Custody Agreement. The principal features of the Indenture and Custody Agreement are as follows:

•	We are required to deliver all loan documents relating to loans constituting our portfolio of loans to the Trustee within five business days of loan consummation or with respect to existing loans, within five business days of the effective date of the Indenture and Custody Agreement (April 1, 2002) or the date of our original offering prospectus, which was February 14, 2003. The Trustee will hold such loan documents and will only release same in the event that the subject loan is paid off or otherwise satisfied.

•	The Indenture and Custody Agreement creates a lien on the loans represented by the loan documents delivered by us to the Trustee and such lien will be perfected by a filing to be made by the Trustee in its representative capacity for all secured note holders under the Uniform Commercial Code as such has been enacted in Florida.

•	The Trustee is obligated to receive certain reports and certificates from us to assure that we are in compliance with the terms of the Indenture and Custody Agreement and the terms of issuance of the secured notes.

•	We are required to maintain a ratio between the face amount of the loans contained in our portfolio of loans from time to time, together with our cash and cash equivalents, which is equal at all times to 100% of the outstanding principal amount of our secured notes. We are required to provide quarterly certificates relative to the maintenance of such ratio to the Trustee. Cash equivalents are defined in the Indenture and Custody Agreement and explained above.

•	If at any time such ratio falls below 100%, we are to deposit with the Trustee additional loan documents representing a face amount of loans sufficient to restore such ratio to 100%.

•	We are in default under the Indenture and Custody Agreement and the terms of issuance of the secured notes when:

–	We default in the payment of interest on any secured note at the applicable rate when such interest is due and such default continues for a period of 30 continuous days.

–	We default in the payment of the principal of any of our secured notes when such principal is due and payable and such default continues for a period of 30 continuous days.

–	We become subject to any voluntary or involuntary proceeding under the Federal Bankruptcy Act or any state statute which relates to credit relief and/or our liquidation and we are unable to cause such proceeding to be dismissed for a period of 60 or more days.

–	We fail to perform any of the covenants set forth in the Indenture and Custody Agreement and such failure continues for a period of ten consecutive days. These covenants relate to a failure on our part to deposit loan documents with the Trustee, our failure to maintain on a continuous basis our corporate existence, our failure to deliver any certificate when required to be delivered relating to the ratios described above and our failure to provide to the Trustee copies of reports which we file with the SEC.

•	If we default and do not timely cure such default, the Trustee or any secured note holder or group of secured note holders may, but are not required to, pursue any available remedy by proceeding at law or in equity to collect the payment of the principal or interest of the secured notes and enforce the performance by us of any provisions relating to the secured notes or the Indenture and Custody Agreement. Jurisdiction and venue for such action lies in the Circuit Court of the Twelfth Judicial Circuit in and for Sarasota County, Florida. Such action may include action undertaken to accomplish the liquidation and utilization of the loans contained in our portfolio and which are the subject of the lien earlier described. The Trustee may, as its sole pursuit of any remedy relating to a continuing event of default, file an interpleader action naming us and the secured note holders as parties and in connection with such action, deliver the note documents to the possession of the Court.

•	In all instances, action taken by the Trustee in the event of continuing default by us will be taken for the benefit of all of the holders of the secured notes then outstanding and any money realized by the Trustee in connection with remedial action taken by it will be utilized first to pay to the Trustee all amounts due it by reason of costs advanced by it in taking such remedial action, as well as unpaid compensation due to the Trustee. We are obligated to pay all compensation due to the Trustee under the Indenture and Custody Agreement. Thereafter, monies remaining will be paid to the secured note holders until such time as the entire principal and interest obligation of the secured notes then unpaid is paid. If available monies are insufficient to pay off the entire obligation then represented by the outstanding secured notes, such monies shall be applied ratably to the holders of the secured notes. Any monies then remaining will be delivered to us.

At November 30, 2003, we had provided all reports required by the terms of the Indenture and Custody Agreement to the Trustee and no event of default, as defined therein, had occurred.

The terms of the Indenture and Custody Agreement do not preclude a secured note holder initiating action on his or her behalf in the event that we commit default and such default is continuing. Individual action initiated by a secured note holder in the event of default, however, most have to be initiated in the Circuit Court of the Twelfth Judicial Circuit in and for Sarasota County, Florida. Any such legal proceedings initiated will most likely result in out-of-pocket expenses to the secured note holder in the form of legal fees and court costs. Also, it is possible that the court in any legal proceedings that a secured note holder may initiate will impose circumstances similar to a “constructive trust” with respect to such legal action which would mean that all holders of secured notes which are then in default and which holders are similarly situated to the holder initiating such action will be deemed by the court to be participants in the legal action that is individually initiated, thereby converting the initiated legal action into a class, group or representative action.

A copy of the Indenture and Custody Agreement has been filed with the SEC in Washington, D.C. as an Exhibit to the Registration Statement of which this Prospectus is a part. Upon request to us, any interested investor may receive a copy of the Indenture and Custody Agreement.

You should be aware that the Indenture and Custody Agreement is not a trust indenture qualified under the Trust Indenture Act of 1939. A qualified trust indenture is often required for public offerings of debt securities in principal amounts of more than $10 million. A non-qualified trust indenture may also be required in public offerings of debt securities in principal amounts less than $10 million. The terms “qualified” and “non-qualified” relate to mandatory provisions of a trust indenture instrument and the requirement of independence of the indenture trustee in relation to the entity offering the debt securities. The presence of a qualified trust indenture and independent indenture trustee is generally intended to provide for the collective representation of the debt security investors through the monitoring activities of the indenture trustee as to:

•	The authentication and issuance of the debt securities;

•	The monitoring of events of default and the taking of remedial action by the trustee for the collective benefit of the investors;

•	The maintenance of collateral which may secure the debt security obligations; and

•	Other matters relating to the terms of the debt security issuance intended to protect investors initially and on a continuous basis.

While we believe that the Indenture and Custody Agreement contains some of the same terms and provisions of a qualified trust indenture, you may not have all of the protective aspects of a trust indenture and an independent indenture trustee and may be required to act individually on your own behalf if we fail to make a required principal or interest payment on your secured note.

We have relied on an exemption contained in the Trust Indenture Act which permits us to omit certain provisions which would otherwise be required by the Act. These exemptive provisions are contained in section 304(a)(9) of the Act and permit the utilization of a non-qualified indenture if the aggregate amount of debt securities of an issuer issued under such indenture do not in any 36 month period exceed $10 million in aggregate principal amount. Such $10 million principal amount includes the principal amount of other outstanding debt securities of the issuer which are not issued under the auspices of the indenture.

As a result, the aggregate principal amount of our secured notes to be outstanding and our other indebtedness constituted by outstanding notes payable will not exceed during such 36 month period the aggregate principal amount of $10 million.

PLAN OF DIS TRIBUTION

Solely by means of this Prospectus and the original offering prospectus dated February 14, 2003, we have offered and are offering our common stock and secured notes having the maturities and interest rates indicated to the public in Florida without the services of any underwriter or selling agent. The terms of the common stock and secured note offering provide that we may receive selling assistance from an underwriter or selling agent as described below.

The common stock and secured note offering will be administered by our Executive Vice President, John Kurz. The manner in which we are conducting the common stock and secured note offering in Florida causes us to be classified as an “issuer-dealer” pursuant to the provisions of the Florida Securities and Investor Protection Act (“FIPA”) and the rules and regulations that have been promulgated thereunder. FIPA is administered by the Department of Financial Services, State of Florida (which we will refer to in this Prospectus section as the “Department”). FIPA and rules and regulations thereunder, as administered by the Department, require that we register as an issuer-dealer pursuant to such statute, rule and regulatory provisions and that we provide certain information concerning our company and Mr. Kurz.

In connection with such qualification, we have received a permit issued by the Department permitting us to function as an issuer-dealer with respect to the public offer and sale of our common stock and secured notes in Florida. Such permit was issued under date of August 15, 2002 and such permit expires on December 31 of each calendar year. We renewed the permit for calendar year 2003 and will do so for calendar years thereafter as is necessary. Registration as an issuer-dealer requires that we file forms and informational documents that are essentially equivalent to those required for the registration of a professional securities broker-dealer, including biographical or background information concerning Mr. Kurz, financial information and identification procedures such as finger printing. FIPA and the Department rules and regulations require that we demonstrate a “net capital” of at least $25,000. The term “net capital” generally means the value of our assets less the amount of our liabilities. Our unaudited balance sheet reflecting our financial condition at September 30, 2003 indicates that we had a stockholders’ equity or “net capital” of $332,299.

In the issuer-dealer registration process, we have designated Mr. Kurz as the supervisory principal for the common stock and secured note offering activity.

OUR REGISTRATION AS AN ISSUER-DEALER UNDER FIPA AND THE RULES AND REGULATIONS THEREUNDER DOES NOT IN ANY WAY INDICATE THAT THE COMMON STOCK AND SECURED NOTES BEING PUBLICLY OFFERED BY THIS PROSPECTUS HAVE BEEN APPROVED OR DISAPPROVED BY THE DEPARTMENT OR THAT THE DEPARTMENT HAS CONSIDERED THE ACCURACY OR COMPLETENESS OF THE INFORMATION AND STATEMENTS CONTAINED IN THIS PROSPECTUS.

Acting as our own issuer-dealer with respect to the public offer and sale of our common stock and secured notes could subject us to the requirement that we register as a securities broker-dealer under the Securities Exchange Act of 1934, as amended, which is a Federal statute requiring registration of securities broker-dealers and the regulation of such securities broker-dealers.

We will not register as a securities broker-dealer under such statute relying upon SEC Rule 3a-4. In summary, SEC Rule 3a-4 permits an associated person of an issuer, such as Mr. Kurz, to be deemed not a broker solely by reason of his participation in the sale of securities of an issuer if the associated person meets certain qualifications, which are set forth in the Rule. We believe that functioning as our own issuer-dealer and Mr. Kurz’s activities in connection with such activity meet all of the requirements and qualifications of SEC Rule 3a-4.

The terms of issuance dealing with our common stock and secured notes permit us to receive sales assistance with respect to our common stock and secured note offering from securities broker-dealers who are members in good standing of the National Association of Securities Dealers, Inc. (known as the NASD) and who are duly licensed as such in Florida or in any other state where this common stock and secured note offering may be publicly made.

We have been advised that in order to receive such assistance, we will have to file with the NASD (with a required fee) information concerning the manner and amount pursuant to which we will compensate any assisting securities broker-dealers. The purpose of such submission is to permit the NASD to review the “fairness” of such intended compensation arrangements between us and any assisting securities broker-dealer. If we enter into arrangements to receive such assistance from a securities broker-dealer, we will also be required to file a further post-effective amendment to the registration statement which relates to our common stock and secured notes. This prospectus is a part of such registration statement.

If we receive assistance from one or more securities broker-dealers, the contractual arrangements which may come into being between us and such securities broker-dealers may provide for mutual indemnification between us and such securities broker-dealers.

To the extent that we receive any meaningful assistance from securities broker-dealers, the amount of common stock and secured note proceeds received by us as a result of common stock and secured notes sold by such securities broker-dealers will be reduced by any selling commission paid. We will not pay a selling commission in excess of 10% of common stock and secured note proceeds which we receive as a result of securities broker-dealer assistance. We may, on a case by case basis, reimburse any assisting securities broker-dealer with respect to reasonable due diligence fees incurred by such securities broker-dealers. The term “due diligence” refers to the investigatory process which any securities broker-dealer would be required to undertake and complete before assisting us in the public offer and sale of our common stock and secured notes.

LITIGATION

As of the date of this Prospectus, we are not involved as a party to any material litigation. From time to time we may be named as a party defendant in foreclosure actions commenced by holders of first mortgages which encumber property which also acts as a security for a second mortgage which has been purchased by us. We do not defend in such actions and seek recourse against the person or entity from whom we purchased the second mortgage as explained in the Prospectus section captioned “BUSINESS”.

LEGAL OPINIONS

William T. Kirtley, P.A., Sarasota, Florida, has rendered its opinion as to certain matters relating to our common stock and secured notes offered by this Prospectus.

EX PERTS

Included with this Prospectus are certain audited financial statements reflecting the financial condition, income, members’ equity, stockholders’ equity and cash flows for the fiscal years ended December 31, 2001 and 2002 for R & J Warehouse Lending, LLC. and Pilot Financial, Inc. which have been examined by Bobbitt, Pittenger & Company, P.A., Sarasota, Florida, independent certified public accountants, whose report thereon is incorporated herein in reliance upon the authority of that firm as experts in accounting and in giving such reports.

Also included in this Prospectus are unaudited financial statements reflecting our financial condition at September 30, 2003, together with related statements of income, stockholders’ equity and cash flows for the period ended September 30, 2003 and 2002.

MANAGEMENT’S REPRESENTATION CONCERNING

INTERIM FINANCIAL STATEMENTS

Included with this Prospectus are the unaudited financial statements reflecting our financial condition at September 30, 2003, together with related statements of income, stockholders’ equity and cash flows for the periods ended September 30, 2003 and 2002.

Such financial statements include all adjustments which, in the opinion of our management, are necessary in order to make such financial statements not misleading.

HOW TO PURCHASE OUR COMMON STOCK

AND/OR OUR SECURED NOTES

An interested investor may purchase our common stock or secured notes by completing the appropriate portions of the Subscription Agreement which is delivered with this Prospectus in counterpart. Investors should carefully complete all of the information required by such Subscription Agreement and when completed, should either deliver or direct it to us, together with the investor’s covering check (at the rate of $5.40 per share of common stock purchased or subscribed and in at least the minimum amount required for secured notes) at our address which is Pilot Financial, Inc., 1717 Second Street, Suite D, Sarasota, Florida 34236, Attention John Kurz, Executive Vice President. Interested investors may also call us and speak to Mr. Kurz concerning an investment in our common stock or secured notes at our telephone number which is 941/364-9915 or interested investors may communicate us via facsimile. Our facsimile number is 941/362-9167. Our e-mail address is rj@rjlending.com.

Upon receipt of a common stock and/or secured note Subscription Agreement in duplicate, duly completed and executed by the investor, we will make such investor suitability determinations as we deem appropriate, which may include but not be limited to telephone inquiries to the investor and upon satisfactory completion of such process, the Subscription Agreement will be accepted or rejected. The common stock and/or secured notes subscribed will be promptly issued upon completion of the subscription process and bank clearance of the investor’s check.

FORWARD LOOKING STATEMENTS

Some of the information in this Prospectus may contain what are known as forward looking statements. These statements can be identified by the use of forward looking phrases such as “will likely”, “may”, “are expected to”, “is anticipated”, “projected”, “estimated”, “intends to” or similar words. These forward looking statements are subject to certain risks and uncertainties, including those described in the Prospectus section captioned “RISK FACTORS”, that could cause actual results to differ materially from those which we expect and project. Additional risks that may affect our future performance may be set forth elsewhere in this Prospectus. When considering forward looking statements, you should keep in mind these risk factors and any other cautionary statements made in this Prospectus. In considering whether or not you wish to purchase our common stock or a secured note, you should not place undue reliance on any forward looking statement that speaks only as of the time and date that it is made.

ADDITIONAL INFORMATION

We have filed with the SEC a Registration Statement under the Securities Act of 1933, as amended, for the common stock and secured notes being offered by this Prospectus. This Prospectus, which is a part of such Registration Statement, does not contain all of the information set forth or annexed as exhibits to the Registration Statement, some portions of which have been omitted under the rules and regulations of the SEC. For further information with respect to us and our common stock and secured notes, reference is made to such Registration Statement, including exhibits, copies of which may be inspected and copied at the facilities of the SEC. Copies of the Registration Statement, including exhibits, may be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the fee prescribed by the SEC. Information regarding the operation of the SEC’s Public Reference Section may be obtained by calling the SEC at 1-800-SEC-0330.

REPORTS TO INVESTORS

We will distribute to the holders of our common stock and secured notes annual reports which will contain financial statements audited and reported upon by our independent certified public accountants after the close of each calendar year, which is our fiscal year. We will also provide such other periodic reports as we determine to be appropriate or as may be required by law. In such regard, we have filed the quarterly reports for the fiscal quarters ended March 31, June 30 and September 30, 2003. Such may be examined At the SEC website which is www.sec.gov. Our CIK number is 0001171211.

I NDEX TO FINANCIAL STATEMENTS

RJ LENDING, INC.

STATEMENT OF FINANCIAL CONDITION

September 30, 2003

ASSETS

CURRENT ASSETS
Cash	$224,933
Interest and fees receivable	117,522
Mortgages, current, net of unfunded mortgage proceeds of $102,078 and net of loss reserves of $4,001	2,445,899

TOTAL CURRENT ASSETS	2,788,354

OTHER ASSETS
Furniture and equipment, net	31,023
Software, net	38,835
Other real estate owned	134,409
Mortgages, long-term, net of loss reserves of $11,567	193,044
Deferred costs, net	24,595
Syndication costs, net	205,070

TOTAL OTHER ASSETS	626,976

INVESTMENT IN LIMITED LIABILITY COMPANIES	338,559

TOTAL ASSETS	$3,753,889

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable and accrued expenses	$12,213
Investor pass-through	260,019
Notes payable, current portion	790,000
Notes payable, related parties	1,229,277
Lines of credit	487,081

TOTAL CURRENT LIABILITIES	2,778,590

NOTES PAYABLE, LONG-TERM PORTION	643,000

TOTAL LIABILITIES	3,421,590

STOCKHOLDERS’ EQUITY

Preferred stock, $0.01 par value, 10,000,000 shares authorized:
First series, $0.16 cumulative voting stock, 22,592 shares issued and outstanding	226
Second series, $0.08 cumulative voting, convertible stock, 740,800 shares issued and outstanding, convertible to one share common for one share of preferred	7,408
Common stock, $0.01 par value, 40,000,000 shares authorized, 740,800 shares issued and outstanding	7,408
Additional paid-in capital	514,958
Retained deficit	(197,701)

TOTAL STOCKHOLDERS’ EQUITY	332,299

TOTAL LIABILITIES AND EQUITY	$3,753,889

RJ LENDING, INC.

STATEMENTS OF INCOME

	Nine-months ended September 30,
	2003	2002
REVENUES
Mortgage interest and fees	$418,866	$374,155

EXPENSES
Advertising	18,873
Depreciation and amortization	17,373	6,891
Distributions to managers		6,464
General and administrative	58,131	44,757
Interest	211,984	164,224
Loan servicing	4,834	2,518
Professional fees	28,600	13,548
Salaries and benefits	183,551	97,420

TOTAL EXPENSES	523,346	335,822

(LOSS) INCOME BEFORE INCOME TAXES	(104,480)	38,333

BENEFIT (PROVISION) FOR INCOME TAXES	5,500	(7,308)

NET (LOSS) INCOME	$(98,980)	$31,025

NET LOSS PER SHARE, after adjustment for preferred stock dividends of $48,600 and $47,700, respectively	$(0.20)	$(0.20)

RJ LENDING, INC.

STATEMENT OF STOCKHOLDERS’ EQUITY

September 30, 2003

	First Series Preferred Stock	Second Series Preferred Stock	Common Stock	Additional Paid-In Capital	Retained Deficit	Members’ Equity		Total
STOCKHOLDERS’ EQUITY, January 1, 2002	$—	$—	$—	$—	$—		$500,000	$500,000

Issuance of stock	226	7,408	7,408	514,958	—		(500,000)	30,000

Net income	—	—	—	—	28,739		—	28,739

Distributions to shareholders					(15,260)			(15,260)

Dividends on preferred stock	—	—	—	—	(63,600)		—	(63,600)

STOCKHOLDERS’ EQUITY, December 31, 2002	226	7,408	7,408	514,958	(50,121)		—	479,879

Net loss					(98,980)			(98,980)

Dividends on preferred stock					(48,600)			(48,600)

STOCKHOLDERS’ EQUITY, September 30, 2003	$226	$7,408	$7,408	$514,958	$(197,701)	$		$322,229

RJ LENDING, INC.

STATEMENTS OF CASH FLOWS

	Nine-months ended September 30,
	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	$(98,980)	$31,025
Adjustments to reconcile net (loss) income to net cash provided (used) by operating activities:
Depreciation expense	7,249
Amortization expense	10,124
Amortization of debt issuance costs	28,001
Increase in interest receivable	(67,954)	(7,033)
Decrease in deferred tax liability	(3,424)
Decrease in due from related parties		4,907
Decrease in interest payable		(13,722)
Increase (decrease) in accrued expenses	2,220	(37,335)

NET CASH USED BY OPERATING ACTIVITIES	(122,764)	(22,158)

CASH FLOWS FROM INVESTING ACTIVITIES
Increase (decrease) in investor pass-through	257,209	(3,705)
Payments for syndication costs	(164,256)	(35,959)
Payments for deferred costs		(26,316)
Decrease (increase) in mortgages owned, net	30,743	(127,714)
Purchase of property and equipment	(11,546)	(34,757)
Purchase of software	(14,343)
Purchases of real estate held for investment purposes	(389,800)
Proceeds from sale of real estate held for investment purposes	346,500	(113,044)
Other real estate owned, net	(49,792)

NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	4,715	(341,495)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of notes payable	838,000	879,000
Principal payments on notes payable	(470,000)	(512,048)
Principal payments on line of credit	(10,000)
Distributions to members		(9,160)
Dividends paid	(71,891)	(47,700)

NET CASH PROVIDED BY FINANCING ACTIVITIES	286,109	310,092

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	168,060	(53,561)

CASH AND CASH EQUIVALENTS, beginning of period	56,873	50,540

CASH AND CASH EQUIVALENTS (BANK OVERDRAFT), end of period	$224,933	$(3,021)

Supplemental data:
Interest paid	$183,983	$177,946

RJ LENDING, INC.

NOTE TO THE FINANCIAL STATEMENTS

NINE-MONTHS ENDED SEPTEMBER 30, 2003 AND 2002

Comparative Statements

Effective February 1, 2002, RJ Lending, Inc. acquired all assets and liabilities of R&J Warehouse Lending, LLC. As such, balances for the period ended September 30, 2002 include one month’s operations of R&J Warehouse Lending, LLC.

January 10, 2003

TO THE STOCKHOLDERS

RJ LENDING, INC. FORMERLY R&J WAREHOUSE LENDING, LLC

Sarasota, Florida

R EPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

We have audited the accompanying consolidated statements of financial condition of RJ Lending, Inc., formerly R&J Warehouse Lending, LLC as of December 31, 2002 and 2001, and the related consolidated statements of income and stockholders’/members’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of RJ Lending, Inc. formerly R&J Warehouse Lending, LLC as of December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Bobbitt Pittenger & Company, P.A

RJ LENDING, INC., FORMERLY R&J WAREHOUSE LENDING, LLC

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	December 31,
	2002	2001
ASSETS
CURRENT ASSETS
Cash	$56,873	$50,540
Interest and fees receivable	49,493	32,724
Mortgages, current, net of unfunded reserves and net of loss reserves	2,446,820	2,049,224
Other assets	68,890	17,123
Due from related parties		4,907

TOTAL CURRENT ASSETS	2,622,376	2,154,518

OTHER ASSETS
Furniture and equipment, net	26,726	13,914
Software	34,616	6,965
Other real estate owned	84,616
Mortgages, long-term, net of loss reserves	222,866	307,078
Deferred costs, net	24,594	27,351

TOTAL OTHER ASSETS	393,418	355,308

INVESTMENT IN LIMITED LIABILITY COMPANIES	295,258

TOTAL ASSETS	$3,310,752	$2,509,826

LIABILITIES AND STOCKHOLDERS’/MEMBERS’ EQUITY

CURRENT LIABILITIES
Accrued expenses	$9,990	$11,368
Accrued interest		13,722
Investor pass-through	2,810	10,063
Notes payable	2,294,277	1,446,525
Lines of credit	497,081	493,581
Dividends payable	23,291
Distribution payable		27,842

TOTAL CURRENT LIABILITIES	2,827,449	2,003,101

DEFERRED TAX LIABILITY	3,424

LONG TERM DISTRIBUTION PAYABLE		6,725

TOTAL LIABILITIES	2,830,873	2,009,826

MEMBERS’ EQUITY		500,000

STOCKHOLDERS’ EQUITY

Preferred stock, $0.01 par value, 10,000,000 shares authorized:
First series, $0.16 cumulative voting stock, 22,592 shares issued and outstanding	226
Second series, $0.08 cumulative voting, convertible stock, 740,800 shares issued and outstanding, convertible to one share common for one share of preferred	7,408
Common stock, $0.01 par value, 40,000,000 shares authorized, 740,800 shares issued and outstanding	7,408
Additional paid-in capital	514,958
Retained deficit	(50,121)

TOTAL STOCKHOLDERS’/MEMBERS’ EQUITY	479,879	500,000

TOTAL LIABILITIES AND EQUITY	$3,310,752	$2,509,826

See notes to financial statements.

RJ LENDING, INC., FORMERLY R&J WAREHOUSE LENDING, LLC

CONSOLIDATED STATEMENTS OF INCOME

	Year ended December 31,
	2002	2001
REVENUES
Mortgage interest and fees	$525,210	$351,622
Other revenue	617	6,767

TOTAL REVENUE	525,827	358,389

EXPENSES
Amortization and depreciation	22,413	2,895
Distributions to managers	6,465	92,827
General and administrative	52,706	34,189
Interest	223,628	116,752
Loan servicing	3,704	8,917
Payroll, payroll taxes, and employee benefits	161,330
Professional fees	17,368	8,250

TOTAL EXPENSES	487,614	263,830

INCOME BEFORE INCOME TAXES	38,213	94,559

PROVISION FOR INCOME TAXES	9,474

NET INCOME	$28,739	$94,559

See notes to financial statements.

RJ LENDING, INC., FORMERLY R&J WAREHOUSE LENDING, LLC

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’/MEMBERS’ EQUITY

DECEMBER 31, 2002 AND 2001

	First Series Preferred Stock	Second Series Preferred Stock	Commo Stock	Additional Paid-In Capital	Retained Deficit	Members’ Equity	Total
MEMBERS’ EQUITY, January 1, 2001	$—	$—	$—	$—	$—	$500,000	$500,000
Net income	—	—	—	—	94,559	—	94,559
Distributions to members	—	—	—	—	(94,559)	—	(94,559)

MEMBERS’ EQUITY, December 31, 2001	—	—	—	—	—	500,000	500,000
Issuance of stock	226	7,408	7,408	514,958	—	(500,000)	30,000
Net income	—	—	—	—	28,739	—	28,739
Distributions to shareholders					(15,260)		(15,260)
Dividends on preferred stock	—	—	—	—	(63,600)	—	(63,600)

STOCKHOLDERS’ EQUITY, December 31, 2002	$226	$7,408	$7,408	$514,958	$(50,121)	$—	$479,879

See notes to financial statements.

RJ LENDING, INC., FORMERLY R&J WAREHOUSE LENDING, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$28,739	$94,559
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	5,945	2,895
Amortization expense	16,468	2,659
Impairment loss on other real estate owned	7,000
Increase in interest receivable	(16,769)	(32,724)
(Increase) decrease in due from related parties	(2,346)	71,177
(Decrease) increase in interest payable	(13,722)	13,722
(Decrease) increase in accrued expense/other	(12,654)	21,373
Increase in deferred tax liability	3,424

NET CASH PROVIDED BY OPERATING ACTIVITIES	16,085	173,661

CASH FLOWS FROM INVESTING ACTIVITIES
Payments for syndication costs	(51,767)	(17,123)
Payments for deferred costs		(15,007)
Increase in mortgages owned	(405,000)	(1,131,623)
Purchase of property and equipment	(18,757)	(4,459)
Purchase of software	(41,362)
Investments in limited liability companies	(295,258)

NET CASH USED BY INVESTING ACTIVITIES	(812,144)	(1,168,212)

CASH FLOWS FROM FINANCING ACTIVITIES
Decrease in bank overdraft		(23,701)
Issuance of notes payable	1,731,500	1,190,025
Principal payments on notes payable	(850,248)	(49,919)
Distribution to stockholders/members	(15,260)	(71,314)
Dividends	(63,600)

NET CASH PROVIDED BY FINANCING ACTIVITIES	802,392	1,045,091

NET INCREASE IN CASH AND CASH EQUIVALENTS	6,333	50,540

CASH AND CASH EQUIVALENTS, beginning of period	50,540

CASH AND CASH EQUIVALENTS, end of year	$56,873	$50,540

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Interest paid	$237,350	$110,184

Issuance of first series preferred stock in exchange for forgiveness of note payable	$30,000

Issuance of second series preferred stock in exchange for members’ interest in predecessor company	$500,000

Issuance of common stock to officers (former managers) of Company	$7,408

See notes to financial statements.

RJ LENDING, INC., FORMERLY R&J WAREHOUSE LENDING, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

RJ Lending, Inc. (“the Company”), formerly R&J Warehouse Lending, LLC, was organized in the state of Florida on October 15, 2000. On February 1, 2002, the Company ceased operations as a limited liability company and began operations as a Florida corporation. As such, balances for the year ended December 31, 2002 include one month’s operations of R&J Warehouse Lending, LLC, and the balances for the year ended December 31, 2001 reflect operations of R&J Warehouse Lending, LLC.

The purpose of the Company is to place and service short-term loans for the purchase and refurbishment of houses and purchase second mortgages secured by second liens on real estate.

Prior to February 1, 2002, profits and losses were allocated and cash distributions were made in accordance with the members’ operating agreement. According to this agreement, members received a 12% preferred return on their investment in the Company, disbursed quarterly. Any profits remaining after the preferred returns were paid 50% to the members and 50% to the managers. At December 31, 2001, $27,842 of profits were included as current distributions payable.

Basis of Presentation of Consolidation

The 2002 consolidated financial statements include the accounts of RJ Lending, Inc. and its joint venture partners, Armenia Group, LLC and Kenilworth Group, LLC. (See Note P.)

The 2001 consolidated financial statements include the accounts of R&J Warehouse Lending, LLC, and its wholly-owned subsidiary, Asset Management Ventures, LLC (“AMV”). On March 11, 2002, the Company sold AMV. (See Note O.)

Method of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting whereby revenues are recognized when earned and expenses are recognized when goods or services are received.

Cash and Cash Equivalents

The Company considers all investments with an original maturity of three months or less to be cash equivalents. The Company had no cash equivalents at December 31, 2002 or 2001.

Investments in Limited Liability Companies

The Company’s joint venture partnerships are accounted for using the equity method of accounting. As such, the Company records the investment at cost and adjusts the carrying amount of the investment to recognize the Company’s share of earnings or losses.

RJ LENDING, INC., FORMERLY R&J WAREHOUSE LENDING, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Furniture and Equipment

Furniture and equipment is recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from five to seven years.

Capitalized Software Costs

The Company capitalizes certain computer software costs after technological feasibility has been established. Costs are amortized using the straight-line method over a period not to exceed three years.

Earnings Per Share

Basic earnings per share (EPS) is computed by dividing income available to common shareholders by the weighted average number of shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if dilutive securities and other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company. Diluted EPS are not shown as the computation is considered anti-dilutive.

Other Real Estate Owned

Other real estate owned includes properties acquired through foreclosure or acceptance of deeds in lieu of foreclosure. These properties are recorded on the date acquired at the lower of the net loan balance or fair market value based on certified appraisals (less estimated costs to sell). Upon recording these properties any resulting loss is charged to expense as incurred. Foreclosed assets are not depreciated. In addition, any legal fees and other direct costs incurred in a foreclosure are charged to expense when incurred. Valuations are periodically performed by management and any subsequent write-downs or gains or losses from disposition are expensed as incurred.

Income Taxes

Deferred income taxes are determined using the liability method in accordance with FASB Statement No. 109, accounting for income taxes.

Prior to February 1, 2002, net income generated by the Company was included in the income tax returns of the members. Accordingly, no provision for income taxes has been made in the accompanying financial statements as of December 31, 2001.

RJ LENDING, INC., FORMERLY R&J WAREHOUSE LENDING, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

Revenue is recognized when an agreement exists, prices are determinable, products are delivered, and collectibility is reasonably assured. Accordingly, interest income is recognized when interest becomes due to the Company in accordance with executed loan agreements. Loan fees are received for interim and warehouse mortgages. Such revenue is recognized when loans are funded by the Company as loans are held for a short period of time, typically less than 180 days.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to the 2001 financial statements to conform with the 2002 financial statement presentation. Such reclassifications had no effect on 2001 net income as previously reported.

NOTE B – MORTGAGES

The Company originates and services interim mortgages. These mortgages fund purchases of houses, along with construction costs, to customers who renovate and resell the houses. These are primarily six month loans with an interest rate of 16% and a one point origination fee or 16.875%. Prior to February 1, 2002, the one point origination fee was paid to the Company’s managers. Subsequent to February 1, 2002, origination fees are revenues to the Company. (See Note M.) The net balances receivable were $1,706,535 and $1,747,393 at December 31, 2002 and 2001, respectively.

The Company makes warehouse loans with interest rates ranging from 14% to 16%. These loans usually mature in one year. These are mortgages on properties secured by real estate for customers who have completed construction and repairs of a house. The net balances receivable were $705,320 and $274,596 at December 31, 2002 and 2001, respectively.

The Company purchases and services residential second mortgages from loan originators. The loans are held at various rates. The balances receivable were $257,216 and $257,088, net of reserves of $15,567 and $11,567 at December 31, 2002 and 2001, respectively. At December 31, 2002 and 2001, $34,965 and $27,235, respectively, were current assets.

RJ LENDING, INC., FORMERLY R&J WAREHOUSE LENDING, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE C – FURNITURE AND EQUIPMENT, NET

The summary of equipment at December 31 is as follows:

	2002	2001
Furniture and equipment	$32,730	$17,768
Leasehold improvements	3,795
Less: accumulated depreciation	(9,799)	(3,854)

	$26,726	$13,914

NOTE D – OTHER REAL ESTATE OWNED

Other real estate owned is presented at the lower of the net loan balance or fair market value. As of December 31, 2002, the Company owns two properties which are classified as other real estate owned. Both properties are expected to be sold during 2003. During the year ended December 31, 2002 the Company recorded an impairment loss of $7,000 on the properties, which is included in general and administrative expense.

Expenses applicable to other real estate owned were $1,420 for legal services. These expenses are included in professional fees.

NOTE E – SOFTWARE, NET

The summary of software at December 31 is as follows:

	2002	2001
Software	$48,630	$7,268
Less: accumulated depreciation	(14,014)	(303)

	$34,616	$6,965

NOTE F – DEFERRED COSTS

Deferred costs consist primarily of costs directly attributable to acquiring and collecting second mortgages. Deferred costs are amortized over the life of the second mortgages, which range from 3 to 28 years.

The summary of deferred costs is as follows:

	2002	2001
Deferred costs	$31,751	$31,751
Less: accumulated depreciation	(7,157)	(4,400)

	$24,594	$27,351

RJ LENDING, INC., FORMERLY R&J WAREHOUSE LENDING, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE G – OTHER ASSETS

Other assets consists primarily of amounts paid for legal, accounting, and other fees related to the Company’s registration with the United States Securities and Exchange Commission (“SEC”), which was completed in February 2003.

NOTE H – INCOME TAXES

The provision for income taxes consisted of the following for the year ended December 31, 2002:

Federal	$4,568
State	1,482

6,050
Deferred tax provision	3,424

$9,474

Deferred income taxes reflect the net tax effect of temporary differences between the financial reporting basis and the tax basis of the Company’s assets and liabilities. For the year ended December 31, 2002, differences in depreciation of property and equipment give rise to a deferred tax liability of $3,424.

NOTE I – CAPITAL STOCK

Upon conversion to a corporation, RJ Lending, Inc. issued common and preferred stock to officers and former members of R&J Warehouse Lending, LLC as detailed below:

For forgiveness of debt of $30,000, the Company issued 22,592 shares of $0.01 par value first series preferred stock. These shares are entitled to $0.16 cumulative dividend.

To former members, the Company issued 740,800 shares of $0.01 par value second series preferred stock. These shares are entitled to a $0.08 cumulative dividend. Second series preferred stock is convertible to one share of common stock for one share of preferred, and has no liquidation preference.

The Company issued 740,800 shares of $0.01 par value common stock to officers of the Company.

RJ LENDING, INC., FORMERLY R&J WAREHOUSE LENDING, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE J – NET LOSS PER SHARE

The following sets forth the computation of basic earnings per share. Diluted earnings per share have not been shown, as the computation is considered anti-dilutive.

NUMERATOR
Net income	$35,739
Dividends on preferred stock	(63,600)
Distributions to shareholders	(15,260)

(43,121)

DENOMINATOR
Denominator for basic earnings per share	740,800

Basic net loss per share	$(0.06)

NOTE K – SHORT TERM NOTES PAYABLE

As of December 31, 2002 and 2001, the Company had issued notes to individuals that will mature in 2003 and 2002, respectively. The notes maintain a principal balance of $2,294,277 and $1,446,525, respectively, in aggregate until maturity. Interest-only payments are paid monthly at various rates from 9% to 12%. At December 31, 2001, certain mortgages were pledged as collateral for these notes. At December 31, 2001, mortgages of $243,935, net of unfunded reserves of $9,700, were pledged.

NOTE L – CONCENTRATION OF CREDIT RISK

A credit risk concentration results when a Company has a significant credit exposure to an individual or a group engaged in similar activities or having similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions.

Much of the Company’s business activity is with customers located within the Southwest Florida area. The mortgage portfolio is diversified among types of loans. Mortgages are expected to be repaid from cash flows or proceeds from the sale of selected assets from borrowers. The amount of collateral obtained upon extension of credit is based upon the amount of the mortgage and the Company’s credit evaluation of the mortgagee. Collateral primarily includes residential homes. The concentration of credit risk by type of mortgage is set forth in Note B.

The Company has a relationship with an entity providing information on potential customers for interim mortgages. As the Company is dependent on this entity for customer leads, there is a concentration of risk related to the Company’s ability to obtain customers without the assistance of the third party.

RJ LENDING, INC., FORMERLY R&J WAREHOUSE LENDING, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE M – RELATED PARTY TRANSACTIONS

The Company leases office space from an officer (former manager) and an investor (former member) of the Company under an operating lease agreement. The agreement is cancelable by either party at any time. During 2002, the lease was amended so that all rent payments are to the investor (former member). During the years ended December 31, 2002 and 2001, the Company paid rent of $1,500 and $2,216, respectively, to an officer (former manager) of the Company. The Company paid rent of $10,955 and $3,531, respectively to an investor (former member) of the Company in 2002 and 2001.

Prior to February 1, 2002, for services rendered to the Company, the managers were entitled to receive loan origination fees and 12.5% of interest payments received on certain interim mortgages, in addition to their share of profits after the members’ guaranteed 12% return (see Note A). Loan origination fees were received directly by the managers and are included as revenue and distributions to managers of $46,846 as of December 31, 2001. Interest payments received by the Company and paid to the managers were $6,465 and $16,074 during 2002 and 2001, respectively, and are included as distributions to managers.

During 2002, the Company renewed loans from investors (former members) of the Company that will mature in 2003. The notes maintain a principal balance of $1,209,277 and $716,525 as of December 31, 2002 and 2001, respectively, until maturity. Interest-only payments are paid monthly at various rates from 10% to 12%. Interest expense totaled $101,392 and $59,075 for the years ended December 31, 2002 and 2001 and is included in interest expense.

Certain investors (former members) of the Company have made $500,000 of revolving lines of credit available to the Company. Advances on the credit lines carry an interest rate of 1% over prime. Interest expense was approximately $21,000 and $37,000 and is included in interest expense at December 31, 2002 and 2001, respectively. The amounts outstanding on the lines of credit were $497,081 and $493,581 at December 31, 2002 and 2001, respectively.

The Company has a loan participation agreement with an investor (former member) whereby mortgages are sold to the investor without recourse. The Company collects interest and principal payments for the loans and disburses payments to the investor. At December 31, 2002 and 2001, $2,810 and $10,063, respectively, was due to the investor.

During the year ended December 31, 2001, the Company paid legal fees of $750 to an investor (former member) of the Company.

As of December 31, 2001, the Company advanced funds to a manager (currently, an officer) totaling $4,907 in the form of short-term non-interest bearing advances. These are included in due from related parties at December 31, 2001.

At December 31, 2001, certain members had loans of $48,493 due to the Company. The loans bear an interest rate of 12% and matured in May 2002. The loans were included in mortgages, net of unfunded reserves and net of loss reserves.

RJ LENDING, INC., FORMERLY R&J WAREHOUSE LENDING, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE N – COMMITMENTS AND CONTINGENCIES

The Company has commitments for unfunded reserves on interim mortgages. The Company retains a portion of the mortgage amount while the borrower renovates the property. As the work is completed, the reserve money is distributed to the borrower or it is used as a credit against the amount owed to the Company when the mortgage is paid. Unfunded reserves were approximately $147,000 and $234,000 at December 31, 2002 and 2001, respectively.

NOTE O – SALE OF SUBSIDIARY

On March 11, 2002, the Company sold its subsidiary, Asset Management Ventures, LLC. Proceeds received were approximately $13,000 in cash and a $40,000 note, secured by second mortgages held by the subsidiary. The loan bears interest at 14%, matures in March 2004, and is included in mortgages receivable as of December 31, 2002.

NOTE P – INVESTMENTS IN LIMITED LIABILITY COMPANIES

During 2002, the Company entered into two joint venture partnership agreements with two individuals. The joint ventures, known as The Armenia Group, LLC (“Armenia”) and The Kenilworth Group, LLC, (“Kenilworth”) were formed to purchase, renovate, and resell residential and commercial real estate. The Company contributed cash to each company and has a 50% interest in each. In connection with the transaction, the Company recognized an investment in Armenia of $224,500 and in Kenilworth of $70,758; these amounts are reflected in investments in limited liability companies.

NOTE Q – SUBSEQUENT EVENTS

Subsequent to December 31, 2002, the Company issued a $100,000 short term note payable to a related party. The note carries an interest rate of 10% and is due on demand.

In order to raise additional capital, the Company filed a registration statement with the SEC. The registration statement was effective in February 2003.

SUBSCRIPTION AGREEMENT

TO

COMMON STOCK AND/OR

SECURED PROMISSORY NOTES – FIRST SERIES

TO BE ISSUED BY

PILOT FINANCIAL, INC.

(f/k/a R J LENDING, INC.)

Gentlemen:

The undersigned has received a copy of the Prospectus dated March 3, 2004 of PILOT FINANCIAL, INC. (f/k/a R J LENDING, INC.) (the “Company”) relating to the public offering in states where the securities have been qualified for sale of 370,400 shares of the Common Stock, $.01 par value, of the Company and the Company’s Secured Promissory Notes – First Series being offered in aggregate principal amount of $10 million (the “Common Stock” and the “Secured Notes”, respectively). The undersigned acknowledges that the Common Stock is being offered at a per share price of $5.40 and that the Secured Notes are offered in several note maturities having interest rates set forth below:

Note Maturities Available	Interest Rates Available
18 months	6.00%
36 months	7.00
60 months	8.00

In connection with the undersigned’s subscription to common stock and/or secured notes, the undersigned understands that the Company has established a minimum subscription requirement of 500 shares with respect to its common stock and a minimum subscription amount of $10,000 with respect to its secured notes, but that such minimum requirements may be waived by the Company at its sole option and that the Company will use any and all proceeds which it receives from the sale of its common stock and secured notes.

In accordance with the terms of the common stock and secured note offering as set forth in the Prospectus and subject to the minimum subscription requirement set forth above and in the Prospectus, the undersigned hereby subscribes to the common stock and/or secured notes as indicated below:

The undersigned hereby subscribes to              shares of the common stock at the rate of $5.40 per share for an aggregate subscription obligation of $

The undersigned hereby subscribes to a secured note or notes in the principal amounts and having the maturities and interest rates indicated below:

Principal Amount Subscribed	Term to Maturity	Interest Rate
$	months	%
$	months	%
$	months	%

The undersigned acknowledges that the subscription to the above-designated secured notes is subject to availability and the Company’s right to refuse any subscription to secured notes for any reason, including the Company’s policy of preventing any undue concentration of secured notes in any one maturity.

In connection with the undersigned’s subscriptions to the common stock and/or secured notes set forth above, the undersigned herewith tenders his check in the aggregate amount of $             made payable to PILOT FINANCIAL, INC.

This Subscription Agreement shall be governed by and interpreted in accordance with the laws of the State of Florida and shall be binding upon the successors, assigns, heir and personal representatives of the Company and the undersigned.

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement on the              day of                             , 200    .

Name of Subscriber (Please Print) (If a corporation, partnership or other entity, please provide full legal name of subscribing entity)	If subscriber is a corporation, partnership or other entity, please print full name and title of person signing Subscription Agreement

Signature of individual subscriber or authorized signatory of corporate or other entity)	Social Security Number or Taxpayer Identification Number

2

INSTRUCTIONS FOR ISSUANCE OF COMMON STOCK AND/OR SECURED NOTES

(Please Print)

1.	REGISTERED OWNER(S)

2.	IF MORE THAN ONE REGISTERED OWNER, METHOD OF OWNERSHIP:

             JOINT TENANTS WITH RIGHT OF SURVIVORSHIP;

             TENANTS IN COMMON;

             TENANTS BY THE ENTIRETIES;

             or otherwise

3.	ADDRESS

4.	CITY

5.	STATE

6.	ZIP CODE

7.	HOME TELEPHONE

8.	BUSINESS TELEPHONE

Accepted this              day of                                                  , 200     by PILOT FINANCIAL, INC.

PILOT FINANCIAL, INC.

By

Ronald R. Shenkin, President

3

PILOT FINANCIAL, INC.

(f/k/a R J LENDING, INC.)

370,400 shares of Common Stock

$10,000,000 Secured Promissory

Notes – First Series

Prospectus dated March 3, 2004

Until June 30, 2004, which is 90 days from the date of this Prospectus, all dealers that effect transactions in the securities described in this Prospectus, whether or not participating in this offering, may be required to deliver a Prospectus. This is in addition to the dealer’s obligation to deliver a Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.